As filed with the Securities and Exchange Commission on June 23, 2000
                                                           Registration No. ____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10 SB
                                 AMENDMENT NO.2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                          Pursuant to Section 12(g) of
                       The Securities Exchange Act of 1934

                            LSI COMMUNICATIONS, INC.
                            ------------------------
             (Exact name of registrant as specified in its charter)


               Nevada                                     87-0627349
               ------                                     ----------
   (State or other jurisdiction of                      (IRS Employer
    incorporation or organization)                    Identification No.)

                          112 West Business Park Drive
                               Draper, Utah 84020
                                 (801) 572-2555
                                 --------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                   Copies to:
                                   David Hunt
                           Wangsgard & Associates, LLC
                         5252 N. Edgewood, Dr. Ste 210A
                                 Provo, UT 84604
                                 (801) 852-8452

        Securities to be registered pursuant to Section 12(g) of the Act:


--------------------------------------------------------------------------------
    Title of each class                       Name of each exchange on which
     to be registered:                        each class is to be registered:
     -----------------                        -------------------------------
       Common Stock                                         n/a
--------------------------------------------------------------------------------


     Securities to be registered pursuant to Section 12(b) of the Act: None

                           FORWARD-LOOKING STATEMENTS

         This Registration Statement contains forward-looking statements, including statements regarding, among other items, the availability of supplies, our ability to retain our competitive position, expected realization of our business strategy and costs associated therewith, governmental regulation, the sufficiency of cash flow and other sources of liquidity to fund our debt service requirements, working capital needs and other significant expenditures and anticipated trends in our business, including with respect to industry capacity, product demand and pricing. Forward-looking statements typically are identified by the words "believe," "expect," "anticipate," "intend," "seek," "estimate," "project" and similar expressions. These forward-looking statements involve risks and uncertainties that are beyond our control. These risks and uncertainties include unanticipated trends in the software and personal coaching businesses, and economic, competitive, legal, governmental, and technological factors. These factors could include global economic conditions, currency fluctuations, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, availability and cost of critical materials, new product development and commercialization, manufacturing capacity, facility expansion costs, the effect of regulatory and legal developments, capital resource and cash flow activities and interest costs. Actual results could differ from those contemplated by these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Registration Statement will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                                    BUSINESS

General

         LSI Communications, Inc. (OTC Non-BB: LSIM) is a technology development, sales and training company based in Draper, Utah, just outside of Salt Lake City. We were incorporated as TPI, Inc., under the laws of the State of Utah on April 26, 1983. In 1985, the Corporation changed its situs from Utah to Nevada and changed its name to Connections Marketing Corp. In July, 1992, our shareholders voted to change our name to LSI Communications, Inc. ("LSI"). We held mineral properties in Beaver County, Utah; however, no extraction operations ever commenced and the properties were distributed to the shareholders through a subsidiary spin-off.

         On November 20, 1998, we entered a Plan of Reorganization and Acquisition agreement with Warever, Inc., a Utah Corporation, wherein we issued 3,000,000 shares of common stock for 85% of Warever's outstanding common stock.
 . The acquisition was recorded as a reverse acquisition, with Warever being the accounting survivor, therefore all historical financial information prior to November 20, 1998 in this registration statement is that of Warever.

         On  June  21,  1999,  we  acquired  85% of  Coaching  Institute,  Inc.,
(hereafter, "Coaching Institute") a Utah corporation. Coaching Institute is a majority owned subsidiary. The acquisition of Coaching Institute is discussed further in the section entitled "Merger and Business Combinations."

         Warever Corporation ("Warever") is in the business of developing, programming, selling, and marketing computer software packages. Its primary product, Action Plus, is a management assistance software tool. Warever was organized in the State of Utah on May 13, 1992 under the name of Action Plus Software, Inc. On January 17, 1995 the name Action Plus Software was changed to Warever.

         We operate two distinct, but complementary subsidiaries, Warever and Coaching Institute. Warever Corporation primarily on developing sales automation, personal productivity and Internet-based software products. It is involved in the contact management industry and has been involved since the industry's formative years in the late 1980s and early 1990s. The majority of Warever applications focus on development of sales force automation and personal productivity.

         Coaching Instituteoffers fully integrated "coaching" programs designed specifically for sales trainers, seminar leaders, motivational speakers and network marketers who are interested in extending their programs to seminar attendees through one-on-one training. By implementing an after-market program such as one-on-one coaching, companies are able to assist clients r personal development, create additional profits, and increase client loyalty.

         We lost money in each of the last fiscal years and our net losses have been significant. Our continued operations have depended, to some extent, on loans from a family member of one of our directors. Despite the fact that revenues from coaching are increasing and we are about to release a new software program, there is no assurance that we will ever become consistently profitable.

         This Registration Statement is being filed on a voluntary basis as a step to re-establish our real-time quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc., (the "NASD").

NASD OTC Bulletin Board Quotations

          Our common stock was formerly quoted on the OTC Bulletin Board of the NASD under the symbol "LSIM." For information concerning these stock quotations during the past two years, see the section entitled "Market Price Of And Dividends On The Registrant's Common Equity And Related Stockholder Matters." The quotations presented do not represent actual transactions or broker/dealer markups, markdowns or commissions.

         Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). We are not currently a "reporting issuer," but this Registration Statement is a step in bringing us into compliance with the listing provision of the OTC Bulletin Board. The NASD has "delisted" quotations of our common stock. Under the "phase-in" schedule of the NASD, we had until January 19, 2000, within which to become a "reporting issuer." We intend for our stock to again be quoted on the OTC Bulletin Board once we satisfy all comments of the SEC with respect to this Registration Statement and meet NASD requirements.

Merger and Business Combinations

         Effective November 20, 1998, we entered into an agreement and Plan of Reorganization with Warever, Inc., a private company. The agreement provided for our merger into Warever to be treated as a reverse merger, with Warever as the surviving business. Pursuant to the agreement we issued 3,000,000 shares of common stock to Warever's shareholders of for 85% of the outstanding shares of Warever. Our management resigned and the management and board of Warever filled the vacancy. LSI had no assets or liabilities at the time of the merger, but was only a public shell. We acquired the remaining 15% of Warever in the first Quarter of 2000 by exchanging 2,500,000 LSI shares.

         During November and December of 1998, we sold 1,000,000 shares of Common Stock at $.05 per share to "accredited investors" pursuant to Rule 504.

         On June 21, 1999, we acquired 85% of Coaching Institute by issuing 2,500,000 shares of common stock for 85,000 shares, 85%, of the outstanding common stock of Coaching Institute. We valued the acquisition of Coaching Institute at $1,375,000 which was the market value of its common stock less a 60% discount for the restriction on the stock. The acquisition agreement also provided for us to receive options to acquire the remaining 15% of Coaching Institute's issued and outstanding common stock in exchange for 2,045,455 shares of our common stock. The option can be exercised after January 1, 2001 for a period of 60 days. After the June 21, 1999 acquisition, Coaching Institute survived as our majority-owned subsidiary. Its operating activities have been included in our consolidated financials since June 21, 1999.

             Common stock in the Company was issued and delivered to the shareholders of Coaching Institute as set forth below, such certificates to bear a restrictive legend in compliance with Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933 as amended:

         o        Craig R. Hendricks         1,062,500 shares
         o        Steven E. Carlson          1,062,500 shares
         o        Lona J. Hendricks          175,000 shares
         o        Richard A. McAllister      150,000 shares
         o        Roger G. Williams          50,000 shares

Operations

         We are a technology development, sales, and training company comprised of two subsidiaries, Warever and Coaching Institute. Our two subsidiaries provide complementary products, services and contacts to each other. Our products assist personal and business betterment, through organization and training.

         Warever has primarily developed sales force automation and personal productivity software. Sales force automation software is designed to improve the efficiency of the sales process by tracking customer information, such as names and addresses, correspondence, and scheduling. Warever intends to expand more heavily into developing software that interacts more fully with the Internet.

         Coaching Institutewas founded in June, 1998. Personal Coaching is an emerging industry where clients are assisted in reaching goals, implementing real, long-term change. Our coaches work with individuals one-on-one to:

        o        facilitate change
        o        motivate the individual
        o        promote creativity
        o        demand accountability
        o        channel energy and desire
        o        Implement skills and habits

Industry Background

         Warever is in the software development industry, and is primarily focussed on developing software related to Customer Relations Management ("CRM"). CRM is a comprehensive integration of every area of business touching the customer, namely marketing, sales, customer service and field support. CRM software assists sales people in tracking client information, time management, and facilitating regular client correspondence. The CRM sector of the software industry is fairly new, but like the bulk of the software industry, there is intense competition, dangers of rapid technological obsolescence and intellectual property issues.

         Coaching Institute provides personal development coaching services. Personal development coaching is a new and evolving training methodology that is growing in popularity and is commonly referred to as "coaching." Coaching is primarily a service where an individual is assisted in implementing information learned at the seminar. Normally, the coach telephones the customer at designated times, such as once a week. During the phone conference the coach will answer questions, help the customer set goals, assess the customer's progress in implementing the principles taught at the seminar. The coaching relationship will commonly continue for 8 to 12 weeks. Coaching may also be used by purchasers of products, such as durable office equipment and software to assist the purchaser to effectively implement the products into their business operations. Coaching supports a variety of topics. Such as:

         o        Sales
         o        sales management
         o        personal development
         o        professional speaking
         o        network marketing
         o        anxiety and stress management
         o        business growth and development
         o        real estate sales
         o        real estate investment; and
         o        areas where personal change would be a benefit
         o        areas where use of new products is to be implemented

         Coaching is used as a format of employee training for major businesses including Fortune 500 Companies such as Ameritech, Merrill Lynch, Amoco, Northwestern Mutual Life and Arthur Anderson. We do not currently provide coaching services to any of these companies. Many members of the National Speakers Association, as well as such notables as Zig Ziglar, Ron LeGrand, A.D. Kessler, Roger Butcher, Denis Waitley, Tom Hopkins, Brian Tracy, Peter Lowe, Stephen R. Covey, Les Brown, and Omar Periu have personal coaching programs. Many more National Speakers Association members are coaches themselves as well as professional speakers. We do not have a relationship with the National Speakers Association, but we do have relationships with many of its members. A list of vendors with whom we have relationships is listed in the section entitled "Customers."

Competition in the Market

         Competition in the software market has increased dramatically in recent years. Software products are sold through mail, seminars, over the Internet, through telemarketing and retail. Software is also given away as a promotion to sell other software programs. Warever faces competition from software manufacturers offering customer relationship management software related to a variety of industries ranging from real estate and insurance sales to multilevel marketing. Hundreds of companies including Act, Goldmine and Top Producer develop software products. Competitors selling CRM software include companies such as BT Squared Technologies, Inc., Symantec, ARI Network Services, Inc., Industri Matematik Abalon AB, Moss Micro, Inc., Information Management
Associates, Inc., Applix, Inc., Saratoga Systems, Inc., Baan Company, Brightware, Inc., Sunset Software, Inc., Callback Software, Inc., Clarify, Inc., On!contact Software Company, ClientXchange, Epicor Software Corporation, DSI Management Systems, PowerCerv Technologies, Group 1 Software, Inc.

         Our software is tailored to a fairly narrow market. We have attempted to direct product sales and CRM product development toward businesses in specific industries, such as real estate. Our market position is turning toward the Powerbase series which, like our software Action Plus, will consist of functions that can assist companies and particularly sales people's day to day operations such as data-base maintenance, marketing using the database, time management, word processing, correspondence and accounting. However, Powerbase has not yet been fully tested or released and there can be no assurances as to its successor ability to compete in its sector of the market.

         Coaching Institute faces competition from other businesses offering coaching services such as Franklin Covey Coaching, and dozens of new companies which are being formed around the country. Coaching is a form of self-help, which has traditionally been provided in books, tapes, seminars, and speakers. Competition in the coaching industry is difficult to assess because of the infancy of the industry. There is a trend for self-help providers, such as public speakers, motivators and organizers to expand or modify their services into the area of coaching. A common method of competition is for self-help providers to use their existing sales and customer contacts to sell coaching services. Well known self-help providers have an advantage due to their familiarity to customers and potential outside vendors. The competition from self-help providers is intense.

         We are attempting to gain notoriety and to establish relationships with outside vendors. We do not have a large market share. We currently have relationships with about a dozen outside vendors. However, there is no assurance that we will be able to gain notoriety or continue to establish or maintain relationships with outside vendors.

General Operations

         Warever must adjust to the changing nature of the software industry. There is a shift to more industry specific software applications. Warever is attempting to tailor software programs to cover all of a small business' needs for certain particular industries, especially needs related to CRM. For example, Powerhouse, a software program currently under development for real estate agents and brokers, has contact management, calendaring, property management, presentations, and internet marketing. Currently, we are not aware of other software programs that have all of these functions. A real estate agent would need to purchase three different software packages to achieve the same function provided by Powerhouse. Further, Warever Corporation will continue to add functions to Powerhouse and its mother program, Powerbase, such as, full accounting, financial analysis, IRS reports, and networking. We intend to distribute our products through relationships with SDI LeGrand, RE Marketing, and others. Currently, we have oral agreements with SDI Marketing and RE Marketing to sell Powerbase and its sister software programs, however, we have no formal written agreements. We anticipate that they will be paid 30% from the proceeds of sales that they refer to us. They will likely be paid approximately 50% for sales of our software that they completely facilitate. We anticipate written agreements with SDI and RE Marketing this year. We anticipate relationships with other entities that can sell or facilitate sales of our software. We do not anticipate contracts that will require minimum sales by our outside vendors. The companies provide us with attendance rosters from their seminars. In return, when we sell products to the attendees, we give them a percentage of the revenues. In some cases these companies will sell our software directly and be paid a percentage of the revenues. These companies are not bound to provide us with names or sell our products and there is no assurance that these companies will continue to produce for us.

         Coaching Institute must maintain a steady flow of clients because each coaching arrangement usually lasts only 8-12 weeks. We are actively seeking referral relationships with professional speakers and seminar companies. Coaching Institute attends the National Speakers Association convention on an annual basis for the purpose of acquiring new speakers, and increase the visibility of Coaching Institute in the speaking and seminar community. We have also begun to expand into coaching the purchasers of complex products, such as office equipment. We have formed a relationship with Automation Quest to assist their customers with implementing newly purchased products. We have no contracts binding anyone to provide us with coaching leads or to sell our services. Our agreements focus on outside vendors' compensation for referrals and sales, but do not create binding assurances that such vendors will perform on our behalf. Coaching Institute currently actively recruits and trains coaches and sales professionals. Our management believes that quality coaching personnel are key to the competitiveness of a coaching services provider, because consumers of coaching will be unwilling to recommend or purchase coaching services from coaches with substandard interpersonal and coaching skills.

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

Sales and Marketing

         Warever has a three tiered sales strategy.

         o Direct sales to end users and corporate clients through an internal sales force.
         o        Arrangements with outside vendors to sell our software
         o        Sales through regional distributors.

         Warever utilizes outside vendors as our main marketing strategy. For example, American Greetings has licensed a customized version of our software called "Pocket-it" Software. Pocket-it Software is a product designed to be the electronic companion to a paper-based planner called Pocket-it for which American Greetings has acquired retail distribution rights. The software will print schedules, notes, and lists onto the patented Pocket-it paper for insertion into the planner. We delivered the software source codes to American Greetings which is solely responsible for replication of the software, including all associated costs. In return for developing the software, Warever will receive a $5.00 royalty per unit sold by American Greetings. We have not received any royalties from the sales of "Pocket-it", nor are we aware of any sales of the software. Moreover, American Greetings has informed us that they may not distribute Pocket-it. Warever currently has two regional distributors, both of whom work on straight commission. Their sales are a minor portion of our software sales.

         Coaching Institute's sales are conducted in two ways. Similar to Warever's software, Coaching Institute's sales are primarily made through follow-up telephone calls to individuals who have attended a seminar held by an organization with which we have sales agreements. Our agreements with outside vendors both for the sale of our software and coaching services do not require outside vendors to sell our products and services. The arrangements set out a percentage of the revenue for the sale of the product or service that will be given to the outside vendor as compensation for selling the product or service. Secondly, sales are made directly by our outside vendors in a seminar environment. The outside vendor can pitch our software during a presentation and have a table set up in the seminar room from which our software is sold.

         Coaching Institute's coaching services are marketed primarily through direct mail followed by an outbound telephone campaign to the direct mail recipients. Outside vendor seminars are the source of the names, numbers, and addresses in our direct mailing and outbound telephone campaigns. We intend for marketing and sales responsibilities to be increasingly performed by outside vendors. One of our outside vendors, Automation Quest, for example, sells technology packages to real estate agents. The packages include office technology items useful to real estate agents, such as a laptop computer, digital camera, web site, and software. Our coaching services are also sold by Automation Quest as part of these technology packages. Automation Quest is compensated for selling our coaching services by payment of approximately half of the sale price. The total price of Automation Quest's technology package is about $6,500. Automation Quest sales account for several hundred coaching programs annually. In addition to outside vendors, Coaching Institute plans to utilize print media and radio and other traditional forms of marketing and advertising in the future.

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

Customers

         Warever's relationship with outside vendors allows mutual profit from the sale of our products and services to the outside vendor's clients. This relationship is beneficial because of the outside vendor's distribution channels and their ability to set up a table and sell products at seminars. Warever has similar sales relationships with network marketing companies such as SDI / LeGrand, RE Marketing, and American Greetings.

         Over  the  past  several  years,   Warever   Corporation  has  sold  to
approximately  30,000  individuals  and  businesses,   ranging  from  home-based
businesses to Fortune 1000 companies. Our customers have included:

Radisson Hotels International               Franklin Quest Corporation
Bank of New York                            Blue Cross/Blue Shield
United Technologies (Carrier)               Bank One
Nu Skin International                       Canadian Government
Fruit of the Loom                           American Home Business Assoc.
Zions Bank                                  Paragon Trade Brands
California Steel                            SKF
Library of Congress                         Imall

         Coaching Institute has sales arrangements with well known people or organizations that have distribution channels or that speak in front of large audiences, such as, motivational speakers, sales trainers, seminar companies, and network marketing organizations. These people and organizations that act as outside vendors are not bound to sell our products or services. Pursuant to written agreements, these people and organizations are paid a pre-designated percentage of sales that they generate. However, there is no assurance that they will continue to sell our products. Currently we have sales arrangements with:

Omar Periu                                  A.D. Kessler
RE Marketing                                Automation Quest
Complete Cyber Solutions                    SDI Ron LeGrand Publishing
Rory Aplanalp                               Skin Secrets
Xtax - Jim Burton

         Automation Quest is the source of 67% of our coaching customers. SDI/LeGrand is responsible for 23%, and RE Marketing is the source of 7% or our coaching customers. The remaining outside vendors supply only 3% of our coaching customers. A reduction in sales generated by Automation Quest would have a detrimental impact on our coaching sales.

Products and Services

         Warever has several products currently available.

         o Action Plus ($395.00) - The flagship product of Warever Corporation, is a database program for businesses that includes a time manager, word processor and sales module that creates sales invoices, tracks inventory and performs certain

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

                  accounting functions. Action Plus has received recognition from PC Computing Magazine and Portable Computing Magazine.

         o Legion ($29.00)- An internet product specifically designed to increase the speed of your internet connection up to a factor of 10. It essentially bypasses all intermediary connections, taking you directly to the URL of the site you specify.

         o Powerbase Financial Advisor ($99.00)- This program tracks personal financial information, including assets, liabilities, and net worth. It also tracks cash flow and debt, giving different methods of debt reduction. Financial calculators are included.

         o Idea Bank ($99.00)- This multimedia product is ideal for motivation speakers and other professional speakers, trainers or anyone who needs to reference large amounts of text data. Idea Bank stores, sorts and facilitates the retrieval of information such as quotes and anecdotes. Users can listen to audio or watch video presentations of the speaker.

         We have sold approximately 30,000 units of Action Plus. Our other software programs have been used as incentives, promotions and giveaways, and direct revenues from these programs have been minute as we have sold less than 100 total units. Sales of Action Plus have decreased in recent years leaving Warever with dramatically reduced revenues. We hope to revive our software sales with the release of Powerbase and its sister programs.

         Warever has several products currently in production:

         o Powerbase - In 2000, we plan to release Powerbase, a brand-new 32-bit, internet-enabled business automation product. Powerbase allows those that market products on the internet to download customer inquiries directly into their marketing database for follow-up. Powerbase includes the following:

                     o     powerful, customizable database
                     o     enterprise-wide time management and scheduling system
                     o full-featured word processor with high-end graphics capabilities
                     o     Excel(R)   compatible   spreadsheet   for   financial
                           analysis
                     o Customizable label/envelope and forms generator for marketing activities
                     o Integrated e-mail client with "e-merge" capabilities for internet marketing

After Powerbase is released, we intend to commence development of upgrades of Powerbase, for release in the future that will include some of the following features:

                     o     networking capability
                     o     full accounting (see Powerbase Accounting below)
                     o     sales action plans and forecasting

         o Powerhouse (under development) - Is a software program for real estate agents and Brokers that has contact management, calendaring, property management, presentations and internet marketing functions. Powerhouse is a sister program to Powerbase.

         o Action Accounting (under development) - Powerbase Accounting, coupled with the Powerbase base modules, is for small to medium-sized businesses. Action Accounting includes such standardized accounting modules as general ledger, accounts payable, accounts receivable, inventory, and sales. It will also directly integrate with the internet for order placement, fulfillment, and customer interaction.

         o Powerbase Dashboard (under development) - This product gives company CEOs, presidents and department heads an immediate and real-time view into the operations of their business through graphs and charts, alerting them to areas of concern within each department at a moment's notice, whether it be in sales, accounting, fulfillment, customer service, or web integration.

Coaching Institute provides the following services:

         o  Personal   Coaching  -  Personal  Coaching  is  conducted  over  the
telephone, offering the client the greatest opportunity to utilize their own environment to make needed changes. Sessions last one half hour each over a period of 8-12 weeks with up to a year of follow up.

         o Telesales - Coaching Institute is equipped with advanced phone systems and provides telesales services to our outside vendors.

         o Data Base Management - Utilizing some of Warever Corporation's core technologies, Coaching Institute is able to manage outside vendor databases. We use our software and knowledge to operate and organize Omar Periu and RE Marketing's customer databases. We benefit because they provide us with names in the database to whom we market our coaching services. Database management is not currently a source of direct revenues for Warever.

         o Seminar Management - Seminars allow Coaching Institute to control lead flow from start to finish as well as provide needed structure to beginning speakers and fledgling organizations such as Xtax run by our outside vendor Jim Burton.

Intellectual Property and Proprietary Rights

         We rely on a combination of copyright, trade secret, and trademark law to protect our technology, although we believe that other factors such as the technological and creative skills of our personnel, new product developments, frequent product and feature enhancements, and reliable product support and maintenance are more essential to maintaining a technology leadership position. We currently do not have any patents issued or pending.

         We generally enter into confidentiality and nondisclosure agreements with our employees, consultants, prospective customers, licensees, and corporate partners. In addition, we control access to and distribution of our software, coaching programs, documentation, and other proprietary information. Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Effectively policing the unauthorized use of their products is time-consuming and costly, and there can be no assurance that the steps we take will prevent misappropriation of our technology.

         We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we do not regularly conduct comprehensive patent searches to determine whether the technology used in our products infringes on patents held by third parties. There are many issued patents as well as patent applications in the electronic messaging field. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. If we were to discover that our products violated or potentially violated third party proprietary rights, we might not be able to obtain licenses to continue offering those products without substantial reengineering. Any reengineering effort may not be successful, nor can we be certain that any licenses would be available on commercially reasonable terms.

         Substantial litigation regarding intellectual property rights exists in the software industry, and it is expected that software products may be increasingly subject to third-party infringement claims as the number of competitors in the industry segments grows and the functionality of software products in different industry segments overlaps. Any third-party infringement claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require us to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

         We may find defects in our sales automation and internet-based software that may require us to incur substantial product liability costs and significant redesign costs. Warever Corporation's product types often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Defects or errors in Warever Corporation's products could result in a loss of customers, reduced revenues and higher sales automation and internet-based software development costs, which would seriously harm our business.

Acquisitions

         We may seek to expand through acquisitions which are not currently identified and which therefore may entail risks which cannot be evaluated at this time. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business, particularly in the seminar or internet-related industries. We cannot be assured that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully expand our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition.

Supplies

         The principal materials and components used in our software products include computer media, including disks and CD-ROMs, and user manuals. For each product, we prepare a master software disk or CD-ROM, user manuals, which may be in printed form or distributed on a CD-ROM, and packaging. Substantially all of our disk and CD-ROM duplication is performed by third-party vendors, using disks and blank CD-ROMs acquired from various sources. Outside sources print Warever Corporation's packaging and related materials to its specifications. Portions of the completed packages are assembled by third-party vendors. To date, Warever Corporation has not experienced any material difficulties or delays in the manufacture and assembly of its products, or material returns due to product defects. We do not have any contracts with our suppliers. We believe that we could replace our current suppliers without great expense, although such a replacement may slow down our operation and negatively impact our profits. Software is not a raw materials intensive product. The floppy disks, computer disks, and paper for manuals that we produce could be purchased from a number of suppliers.

R&D

         We spent $39,433 in 1998 on salaries for our software development personnel. In 1999, we spent $76,348 on salaries for personnel and independent contractors involved in the development of our software. These costs are not directly borne by our customers.

Employees

         We currently have a total of twenty-six full time employees, ten of whom are in our sales department, six are coaches, four are programmers and six are in administration. We do not have employment contracts that guarantee a term or salary or grant stock options. We estimate our number of employees to increase to about sixty-five by the end of 2000. We cannot be certain of the number of employees that we will have by this years end, but the increase may resemble the following:

         Warever 1Q        Warever 2Q         Warever 3Q         Warever 4Q
         -----------------------------------------------------------------------
         Admin:       2    Admin:   3        Admin:      3        Admin:      3
         Programming: 3    Program: 4        Program:    5        Program:    6
         Sales:       2    Sales:   4        Sales:      6        Sales:      7
         Support:     2    Support: 3        Support:    3        Support:    4
         Total:       9            14                   17                   20

         Coaching 1Q       Coaching 2Q        Coaching 3Q         Coaching 4Q
         -----------------------------------------------------------------------
         Officers:    3    Officers:   3     Officers:   3        Officers:   3
         Admin Mgmt:  4    Admin Mgmt: 5     Admin Mgmt: 5        Admin Mgmt: 5
         Coaches:     8    Coaches:   10     Coaches:   12        Coaches:   15
         Sales:      12    Sales:     15     Sales:     18        Sales:     20
         Support:     1    Support:    2     Support:    2        Support:    2
         Total:      28               35                40                   45
         -----------------------------------------------------------------------
         LSI Total:  37               49                57                   65

Offices

         We operate from an office building in a business park where we have leased and occupy approximately 3,100 square feet of usable office space and 1,100 square feet of warehouse space. We own thirty computers, fax, phones and copiers, printers, typewriters, desks, a conference table, cabinets and other general office equipment. The monthly rental/lease rate is approximately $4,000 per month. We believe that as we expand the business, and cultivate additional relationships with outside vendors, we will need to relocate our executive offices to a nearby location or expand into our connected warehouse space which is currently part of our lease.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity

         Our liquidity and capital resources as of December 31, 1998 were $24,418, and as of December 31, 1999 were $18,393, a decrease of $6,025 or 24.6%. The cause of this decrease was due to expenditures related to the development of our new software product Powerbase and its derivatives such as Powerhouse. Our software division's sales were weak during this development phase. In addition, funds were utilized to acquire and expand new Coaching accounts such as SDI LeGrand Publishing and A.D. Kessler. Our current assets exceed current liabilities. Neither Warever nor Coaching Institute has significant payables balances outstanding.

         Coaching Institute's debt payments and liabilities due in the next 12 months arise from three outstanding promissory notes issued to Lona Hendricks involving principal loans totaling $190,000, with a total balance as of December 31, 1999 of $163,453. Interest and principal due on these notes in the next twelve months is $145,400. Warever's debt payments and liabilities due in next 12 months arise from three outstanding promissory notes issued to Utah Technology Finance Corporation involving principal loans totaling $102,000, with interest and principal due on these notes in the next twelve months of $37,249. Sale of Karl Malone project in October 1999 netted $378,000 in cash, $226,800 of which was still due to Coaching Institute as of December 31. The Karl Malone project, a fitness video hosted by professional basketball player Karl Malone, was produced by Coaching Institute. During the first two months of 2000, we received the remaining $226,800 due from the sale of the Karl Malone contract. The proceeds were used to pay off long term debt.

         We had negative cash flow from operations in 1999, due in large part to investment in Karl Malone Fitness video, which has now been sold, and the expansion of Coaching Institute. The video project was sold primarily because Coaching Institute received an offer that would eliminate all project-associated debt as well as provide money to expand Coaching Institute's primary operations. We do not have any similar video projects under development, nor do we anticipate producing any others, because our management has elected to focus personnel and financial resources to our core business of coaching and software development and sales. We may, however, produce much smaller scale videos in conjunction with Coaching Institute's clients for use as promotional tools. However, these promotional videos would not be sold in retail stores or similar venues as was anticipated with the Karl Malone project. We had no material investments in 1999 with the exception of upgrading telephone system in October 1999 which cost $18,000.

         We do not have any financing transactions pending. We plan to explore financing alternatives during 2000 to fund additional growth. During 2000 Coaching Institute could become self-funding through profits generated. Warever's potential cash demands may be available from Coaching Institute's surpluses. There is a seasonal impact on our sales. Generally, the slower months are during the Summer and during the Christmas Holiday season.

         We issued stock on February 1, 2000 in order to purchase the 15% of Warever not yet owned by LSI. We also intend to purchase the remaining 15% of Coaching Institute by issuance of stock in the first quarter of 2001.

Results of Operations- Three month Periods Ended March 31, 1999 and 2000

         The following discussion and analysis should be read in conjunction with LSI Communications' Financial Statements and the Notes thereto included elsewhere in this Registration Form. The results of operations prior to July 1, 1999 are solely based on the operations of Warever. LSI Communications' results for the three months ended March 31, 1999, as reflected in its unaudited financial statements for the period then ended, have been compared with its unaudited, interim results for the three months ended March 31, 2000. The discussion of results, causes and trends should not be construed to imply any conclusion that such results or trends will necessarily continue in the future.

         Liquidity

         Our liquidity and capital resources as of March 31, 2000 were $118,849, and as of December 31, 1999 were $18,393, an increase of $100,456 or 546.2%. The cause of this increase was due to the sale of the Karl Malone video.

         Sales Revenues

         Sale revenues for the three months ended March 31, 2000 were $286,077, an increase of $234,108, or 450.5% from $51,969 for the three months ended March 30, 1999. Despite our overall sales increase, Warever's software sales, which prior to 1999 was our only source of revenues, decreased 73.7% to $13,653 from $51,969 in the first quarter of 1999. The decrease in Warever's software sales is a trend that began in 1997 as a result of the declining demand for Action Plus, our primary software product. We expect software sales trend to reverse to some degree with the release of Powerbase during 2000. However, we have performed no market tests and have insufficient information to assess the potential demand, if any, for Powerbase.

         The overall increase in our sales was due to $272,424 in revenues from Coaching Institute during the three months ended March 31, 2000. We hope to maintain and increase coaching revenues from Coaching Institute. There appears to be a trend toward stable and possibly increased demand for our coaching services. Our revenues from coaching have been increasing and Management has observed an increasing number of speakers requesting coaching services at events such as the annual National Speakers Association convention. Moreover, the coaching industry is attracting media coverage, including articles in Realty Times, Creative Real Estate Magazine, Investor's Business Daily, Nation's Business, the Salt Lake Tribune, the Orlando Sentinel, Inc. Magazine, and Cooking Light Magazine. However, Coaching Institute is not featured in any of these articles. Moreover, despite our increased coaching related revenues and the increased consumer interest in coaching services perceived by our management, we cannot ensure that we will be able to maintain or increase revenues from coaching services.


         Cost of Sales

         Cost of sales increased by $62,187, or 4,562.5%, to $63,550 in the 1999 three-month period from $1,363 in the comparable 1998 three-month period. The increase was attributable to the acquisition of Coaching Institute and its relatively expensive product costs. Coaching services are very labor intensive. Categorizing coaching related salaries in Cost of Sales resulted in a major Cost of Sales increase. We expect cost of sales related to coaching services to mirror coaching sales. Cost of Sales related to software actually decreased by 87.1% due to depleted software sales. We expect cost of sales related to software sales to increase relative to sales of our new software product Powerbase, however, we do not have reliable projections regarding consumer demand for Powerbase.

         Selling, General and Administrative Expenses

         General and Administrative expenses increased by $64,352, or 173.1%, to $101,526 in the 2000 three-month period from $37,174 in the 1999 three-month period. A primary reason for the 2000 three-month period increase is the acquisition of Coaching Institute in the third quarter of 1999. We now have General and Administrative expenses for two subsidiaries where we only had one in the comparable three month period ended March 31, 1999. Causes of increased General and Administrative related expenses included a $13,000 increase in telephone expenses, and a $9,000 increase accounting and legal fees.

         Selling expenses increased by $99,250, or 1,001.4%, to $109,161 in the three-month period ended March 31, 2000 from $9,911 in the comparable 1999 three-month period. This increase is the result of Coaching Institute's salaries, commissions, advertising and general sales expenses that were not present on our books prior to Coaching Institute's acquisition. Selling expenses related to software sales actually decreased due to retraction of our software selling efforts during the development phase of Powerbase. We expect our selling expenses to increase as we expand coaching services and commence marketing of the Powerbase software.

         Payroll related expenses increased by $44,042, or 255.6%, to $61,276 in the three-month period ended March 31, 2000 from $17,234 in the comparable 1999 three-month period. The Payroll line item of our Statement of Operations includes all salaries, primarily administrative, not related to selling, marketing or actual coaching. This increase is generally attributable to the expansion of our administration to accommodate Coaching Institute.

         Interest Expense

         Interest expense increased by $2,144, or 536%, to $2,544 in the 2000 three-month period from $400 in the 1999 three-month period. The increase was primarily due to interest paid on loans from 1999. The loans were required to continue our operations.

         Net Loss

         Our net loss for the 2000 three-month period increased by $23,129, or 112.1%, to a net loss of ($43,764) from a net loss of ($20,635) in the comparable 1999 period. This increased net loss is due to operating expenses that increased by 289.3% and Cost of Sales that increased by 4,562.5%, while gross revenues increase of only 450.5%. Based on current fixed expenses and profit margins, we would need to increase gross revenues from Coaching by approximately $100,000 per quarter or increase software revenues by approximately $60,000 per quarter to become profitable. Such increases are possible, but uncertain because coaching sales tend to drop during the Summer months and demand for our new software in the next year remains unclear.

Results of Operations - Twelve month Periods Ended December 31, 1998 and 1999

         Discussion of the results of operations for the twelve-month period ended December 31, 1999 contain financial information for Coaching Institute from the time of its acquisition on June 21, 1999. The following discussion and analysis should be read in conjunction with LSI Communications' Financial Statements and the Notes thereto included elsewhere in this Registration Form. In addition to LSI Communications' consolidated financial statements for the Twelve month Periods Ended December 31, 1998 and 1999, a Pro forma statement of operations at December 31, 1999 is presented later in this registration form for purposes of additional analysis. The pro forma statement of operations compares Coaching Institute and Warever through the 1999 twelve month period, despite the fact that Coaching Institute was not acquired until half way through the twelve month period. Audited financial statements of Coaching Institute for 1998 have also been included for additional analysis.

         Sales Revenues

         Sale revenues for the twelve months ended December 31, 1999 were $533,047, an increase of $119,038, or 28.8% from $414,009 for the twelve months ended December 31, 1998. Despite our overall sales increase, Warever's software sales, which prior to 1999 was our only source of revenues, decreased 71.7% to $117,316 from $414,009 in 1998. The overall increase in sales was due to $415,731 in revenues from Coaching Institute. The decrease in Warever's software sales is due to the fact that our limited resources were spent on developing new software programs rather than marketing and sales efforts that may have increased sales. Sales of our existing software is decreasing as the products enter the declining phase of their product life cycle. Action plus was our only source of meaningful income from software sales. The majority of consumers that are within reach of our current marketing strategy have either purchased the software or never will. This downward sales trend caused us to focus on development of new software. Due to the rapid changes common in technology and the software market, we intend to introduce new software products with relatively long life cycles to reduce the risk of rapid technological obsolescence and to decrease revenue peaks and valleys. Our management believes that software serving consistent, ongoing business needs commonly has long life cycles. We believe that Powerbase, our newest software program to be released the second quarter of 2000, serves such needs. Powerbase supports salespeople in functions that remain constant in the sales industry, including tracking client information, time management, and regular client correspondence.

         Increased software sales for Warever in 2000 are possible due to the release of Powerbase during 2000. However, we have performed no market tests and have insufficient information to assess the potential demand, if any, for Powerbase. We also hope to maintain and increase coaching revenues from Coaching Institute. As discussed, we cannot ensure that we will be able to maintain or increase revenues from coaching services, but there appears to be a trend toward stable and possibly increased demand for our coaching services.

         Cost of Sales

         Cost of sales increased by $147,708, or 10,892.9%, to $149,064 in the 1999 twelve-month period from $1,356 in the 1998 twelve-month period. The addition of Coaching Institute and salaries related to coaching services causes the bulk of the $147,708 increase. We expect cost of sales related to coaching services to remain similar to current levels, increasing or decreasing relative to the amount of coaching sales. Cost of sales related to software sales increased by 321.8% or $4,363 to $5,719 in the 1999 twelve-month period from $1,356 in the 1998 twelve-month period. The dollar amount of the increased cost of sales related to software was not significant and the reason for the increase was primarily due to the sale of some computer hardware which had a much higher cost of goods than our software. The computer hardware sold was primarily laptop computers. Warever Corporation has accounts with national distributors such as PC Connection, Midwest Micro, and other computer hardware and software distributors. In general, the laptop computers were sold to a few select customers to test the market for hardware and software combination packages. The costs of sales as a percentage of our software sales reflects that the bulk of our software sales price is derived from its intellectual property value and not included in cost of sales. We expect cost of sales related to software sales to increase relative to sales of our new software products.

         Selling, General and Administrative Expenses

         General and Administrative expenses increased by $62,642, or 68.9%, to $153,610 in the 1999 twelve-month period from $90,968 in the 1998 twelve-month period. A primary reason is the acquisition of Coaching Institute in 1999. We now have General and Administrative expenses for two subsidiaries where we only had one in 1998. More specifically, General and Administrative expenses increased due to additional accounting and auditing costs related to registration of our securities and $20,000 for telephone expenses and $24,000 in direct mailing expenses related to Coaching Institute's operations which were not included in the 1998 twelve-month period. Increased expenses resulting from the acquisition of Coaching Institute will continue indefinitely.

         Selling expenses increased by $167,953, or 110.3%, to $320,242 in the 1999 twelve-month period from $152,289 in the 1998 twelve-month period. This increase is due to the addition of Coaching Institute and the accompanying salaries, commissions, advertising and general sales expenses related to coaching services. Selling expenses related to software sales actually decreased due to retraction of our software selling efforts during the development phase of Powerbase. We expect our selling expenses to increase as we expand coaching services and commence marketing of the Powerbase software.

         Not included in the "Selling Expenses" and "General and Administrative Expenses" line items were $95,500 in deferred compensation to Craig Hendricks and Steve Carlson, $135,000 related to consulting agreements with Noble House of Boston, Inc. and National Capital and $126,100 in production fees for the Karl Malone project. Noble House agreed to act as a liaison between potential investors and underwriters. Our management believes that Noble House no longer provides any services and that we are not bound to pay additional consideration under our contract. Our agreement with National Capital was related to registration of our common stock. Our obligations to National Capital have been satisfied.

         Depreciation and Amortization

         Depreciation and Amortization remained steady increasing slightly by $755, or 7.4%, to $10,964in the 1999 twelve-month period from $10,209 in the 1998 twelve-month period.

         Interest Expense

         Interest expense increased by $7,452, or 90.9%, to $14,230 in the 1999 twelve-month period from $6,778 in the 1998 twelve-month period. The increase was primarily due to new loans totaling $190,000 in 1999.

         Net Loss

         Our net loss for the 1999 twelve-month period increased by $314,230, or 1,745.8%, to a net loss of ($332,229) in the 1999 twelve-month period from a net loss of ($17,999) in the 1998 period. This increased net loss is due to operating expenses that increased by 96.9%, as discussed above, coupled with a gross revenue increase of only 28.8%. We do not expect significant reductions in our operating costs during 2000.

                             DESCRIPTION OF PROPERTY

         Our corporate headquarters are located in Draper, Utah where we have a lease for approximately 3,100 square feet of office space and 1,100 square feet of warehouse space in a typical business park. We believe that as we expand the business, we will need to lease additional space or add to the currently leased square footage. We believe that suitable additional or substitute space will be available on commercially reasonable terms.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this registration statement, the aggregate number of shares of common stock owned of record or beneficially by each person who owned of record, or is known by us to own beneficially, more than 5% of our common stock, and the name and holdings of each officer and director and all officers and directors as a group:

-------------------- ------------------------------------------- -------------------------------- ---------------------
Title of Class                        Name and                             Amount and             Percent of Class
                            Address of Beneficial Owner          Nature Beneficial Owner
-------------------- ------------------------------------------- -------------------------------- ---------------------
                     Officers and Directors:

   Common Stock      Craig R. Hendricks                                2,894,604                        26.1%
                     112 W. Business Park Drive
                     Draper, Utah 84020

   Common Stock      Steven E. Carlson                                 2,894,604                        26.1%
                     112 W. Business Park Drive
                     Draper, Utah 84020

                     5% Shareholders:

   Common Stock      Lona Hendricks                                    1,186,340                       10.7%
                     4103 205th Ave. S.E.
                     Issaquah, WA 98029
-------------------- ------------------------------------------- -------------------------------- ---------------------

         The following table sets forth, as of the date of this registration statement, the aggregate number of shares of common stock warrants held by each person who owned of record, or is known by us to own beneficially, more than 5% of our common stock, and the name and holdings of each officer and director.

----------------------------- ---------------------------------- ---------------------------- --------------------------
 Name of Warrant Holder        Title and Amount of Securities     Exercise Price               Date of Exercise
                               Called for by Warrants
----------------------------- ---------------------------------- ---------------------------- --------------------------
 Craig R. Hendricks            869,318 shares of common stock.    .0073 shares of Coaching     For a period of 60 days
 112 W. Business Park Drive                                       Institute, Inc stock per     after January 1, 2001.
 Draper, Utah 84020                                               share.

 Steven E. Carlson             869,318 shares of common stock.   .0073 shares of Coaching      For a period of 60 days
 112 W. Business Park Drive                                      Institute, Inc stock per      after January 1, 2001.
 Draper, Utah 84020                                              share.


 Lona Hendricks                143,182 shares of common stock.   .0073 shares of Coaching      For a period of 60 days
 4103 205th Ave. S.E.                                            Institute, Inc stock per      after January 1, 2001.
 Issaquah, WA 98029                                              share.
----------------------------- ---------------------------------- ---------------------------- --------------------------

                          DIRECTORS, EXECUTIVE OFFICERS
                          PROMOTERS AND CONTROL PERSONS

Officers and Directors

         The following table sets forth the names, age, and position of each of our directors and executive officers.

            Name             Age              Position and Office Held
            ----             ---              ------------------------
    Craig R. Hendricks       33             President, Chief Executive Officer
                                            Chief Accounting Officer,
                                            Chief Financial Officer, Director

    Steven E. Carlson        30             Vice President, Director

         Each of the above individuals became an officer and director in connection with our re-organization on December 8, 1998. The term of office of each officer and director is until his successor is elected and qualified.

Biographical Information

         Set forth below is biographical information for each officer and director. No person other than officers and directors will currently perform any of our management functions.

         Craig R. Hendricks

         Mr. Craig R. Hendricks has been with Warever Corporation since 1992. In 1993, he orchestrated and led the buyout of Warever Corporation from its founding owners. Prior to joining Warever Corporation in 1992, Mr. Hendricks began his career at WordPerfect Corporation. He served on the Board of CMS Casuals, Inc., a manufacturing company based in Bellevue, Washington with approximately 40 employees, which was sold to a group of Microsoft employees in 1990. He received a Bachelor of Science in accounting and a Master of Business Administration Degree, graduating with distinction from Brigham Young University in 1992.

         Steven E. Carlson

         Mr. Steven E. Carlson helped create Warever Corporation as one of the original founders while attending the University of Utah. Mr. Carlson has been a member of the board of directors since Warever's inception and the vice president of sales and marketing since 1995. Mr. Carlson has been involved in the productivity and sales automation industries since the late 1980's. For the past five years, Mr. Carlson has focused on day to day operations related to Warever's software sales and on-site implementation of Warever's automation system software.

                             EXECUTIVE COMPENSATION

         We have no written employment agreements with any officer or director. The President and Vice President do not have set compensation and defer their compensation from time to time. Commencing January 1, 2000, the President and Vice President will be paid annual salaries of $100,000 each.

-------------------------------------------------------------------------------------------------------------------------------
                                                  SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------------------------
Name and Principal
Position (a)            Year
                        (b)                                                  Long-Term Compensation
----------------------- -------- ------------------------------------------ ------------------------------------- -------------
                                    Annual Compensation                        Awards       Payouts
                                 ------------------------------------------ ------------ ------------------------ -------------
                                 Salary (c)    Bonus (d)       Other        Restricted   Securities   LTIP        All
                                                               Annual       Stock        Under-       Payouts     Other
                                                               Compen-      Award (f)    Lying         (h)        Compen-
                                                               sation (e)                Options/                 sation (i)
                                                                                         SARs (g)
----------------------- -------- ------------- --------------- ------------ ------------ ------------ ----------- -------------
Craig Hendricks         1998     $ 50,250      $0.0            $0.0         $0.0         0            $0.0        $0.0
Chairman, CEO,
President               1999     $ 49,500      $0.0            $45,500      $0.0         0            $0.0        $0.0
----------------------- -------- ------------- --------------- ------------ ------------ ------------ ----------- -------------
Steven Carlson          1998     $ 50,250      $0.0            $0.0         $0.0         0            $0.0        $0.0
Vice President          1999     $ 49,500      $0.0            $45,500      $0.0         0            $0.0        $0.0
----------------------- -------- ------------- --------------- ------------ ------------ ------------ ----------- -------------

         There are no other agreements or arrangements, express or implied, between us and any other officer or director, regarding any other form of compensation, including stock options, warrants, employment incentives, or the like.

         No deferred compensation or long-term incentive plan awards were issued or granted to our management during the year ended December 31, 1998. Deferred compensation totaling

$90,000, or $45,500 for each Steve Carlson and Craig Hendricks was booked for the year ended December 31, 1999.

Compensation of Directors.

         There are no standard arrangements pursuant to which our directors are compensated for any services provided as a director. No additional amounts are payable to our directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements.

       There are no employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any of our directors or executive officers which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us, any change in control of our organization, or a change in the person's responsibilities following a change in control of our organization.

                              CERTAIN RELATIONSHIPS
                            AND RELATED TRANSACTIONS

       Loan From 5% Stockholder

         There have been several transactions between members of management, nominees to become a director or executive officer, 5% stockholders or promoters. During 1995, Lona Hendricks, an immediate family member of Craig Hendricks, one or our officers and directors, advanced $39,000 for working capital. As of December 31, 1999 $35,866 in payments were made to him with a balance due at December 31, 1999 and 1998, of $3,134 and $3,593, respectively. During 1999, Craig Hendricks also advanced $5,000 for working capital. As of December 31, 1999, $5,000 in payments were made to him removing the balance due from our books. During 1999, Lona Hendricks loaned us a total of $190,000 in a series of three similar transactions. As of December 31, 1999, $26,547 was paid to her with a balance due at December 31, 1999 of $163,453. The loans and terms are as follows:

 -------------------- -------------------- -------------- -------------- ----------------------------------------------
 Date of Loan         Principal Amount     Interest Rate  Term           Payment Terms
 -------------------- -------------------- -------------- -------------- ----------------------------------------------
 April 1, 1999        $40,000              9.75%          3 years        Monthly payments of principal and interest
                                                                         amortized over 36 months
 -------------------- -------------------- -------------- -------------- ----------------------------------------------
 July 1, 1999         $50,000              9.75%          1 year         Monthly payments of interest only with
                                                                         balloon payment due on or before month 12.
 -------------------- -------------------- -------------- -------------- ----------------------------------------------
 August 1, 1999       $100,000             9.75%          1 year         Monthly payments of interest only with
                                                                         balloon payment due on or before month 12.
 -------------------- -------------------- -------------- -------------- ----------------------------------------------

                            DESCRIPTION OF SECURITIES

General

         LSI Communications is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, of which 11,096,054 shares are issued and outstanding. We have no preferred stock.

Common Stock

         Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

         Shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

         Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

                                     PART II

                      MARKET PRICE OF AND DIVIDENDS ON THE
                         REGISTRANT'S COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS

Market Information.

         Our common stock is quoted on the OTC Bulletin Board of the NASD. No assurance can be given that any established market for our common stock will develop or be maintained. For any market that develops for our common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when current holders' holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities." A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our operations (this requirement will be satisfied by the filing and effectiveness of this Registration Statement), limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form
144. We have 11,415,632 shares of common stock outstanding of which all but 5,668,284 are freely traded or can be currently sold under Rule 144, subject to its limitations. There are currently outstanding options to purchase 2,045,455 shares of our common stock. The majority of these options are held by our two directors and will require issuance of new stock which will dilute the ownership interest of our shareholders.

         Our common stock can be defined as a "penny stock" pursuant to Rule 3a51-1 under the Securities and Exchange Act of 1934 because our shares are traded at a price less than $5 per share, we do not yet meet certain financial size and volume levels, and our shares are not registered on a national securities exchange or quoted on the NASDAQ system. A "penny stock" is subject to rules 15g-1 through 15g-10 of the Securities and Exchange Commission. Those rules require securities broker-dealers, before effecting transactions in any "penny stock," to (a) deliver to the customer and obtain a written receipt for a disclosure document set forth in Rule 15g-10 (Rule 15g-2), (b) disclose certain price information about the stock (Rule 15g-3), (c) disclose the amount of compensation received by the broker-dealer (Rule 15g-4) or any "associated person" of the broker-dealer (Rule 15g-5), and (d) send monthly statements to customers with market and price information about the "penny stock" (Rule 15g-6). Our common stock could also become subject to Rule 15g-9, which requires the broker-dealer, in some circumstances, to approve the "penny stock" purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules. (Rule 15g-9) These requirements discourage broker-dealers form effecting transactions in "penny stocks" and may limit the ability of our shareholders to sell their shares into any secondary market for our common stock.

         The following quotations were provided by Dreyfus Brokerage Services, Inc. and represent historical pricing of our common stock by quarter over the past two years on the over the counter bulletin board, but do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

Stock Quotations

                                   CLOSING BID

                  December 31, 1998         4 3/4             25/32

                  March 31, 1999            4 3/4             1 /78

                  June 30, 1999             3 5/16            1 3/8

                  September 30, 1999        1 7/8              7/8

                  December 31, 1999         1 3/4              7/16

                  March 31, 1999             1/2               3/32

Holders.

         The number of record holders of our securities as of the date of this Registration Statement is approximately 125.

Dividends.

         We have not declared any cash dividends with respect to our common and do not intend to declare dividends in the foreseeable future. Our future dividend policy cannot be ascertained with any certainty, and if and until we become profitable, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our securities.

                                LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings, or governmental agency proceedings, and no such action by or, to the best of our knowledge, against us has been threatened.

                          CHANGES IN AND DISAGREEMENTS
                                WITH ACCOUNTANTS

         None.

                                 RECENT SALES OF
                             UNREGISTERED SECURITIES

Common Stock

  --------------------------------------- ------------- ------------------ ---------------------------------------------
                   Name                       Date      Number of Shares             Aggregate Consideration
                                            Acquired
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Bismark Mining                          6/11/98               96,000     80,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Steven E. Carlson                       12/8/98              999,330     85,000 shares of Warever, Inc. stock.(2)
  Steven E. Carlson                       6/28/99            1,062,500     36,125 shares of Coaching Institute
  Steven E. Carlson                       2/1/00               832,775     stock.(3)
                                                                           15,000 shares of Warever, Inc. stock.(9)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Chartlight Corp.                        12/2/98               10,000     $500 in 1998 private placement(4)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  DFT Consultants, LTD                    12/2/98              243,600     $121,800 in 1998 private placement(4)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Eastern Forest Resources, Inc.          12/2/98               20,000     $11,000 in 1998 private placement(4)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Helena Silver Mines, Inc.               6/11/98              132,000     110,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Craig R. Hendricks                      12/8/96              999,330     85,000 shares of Warever, Inc. stock.(2)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Lona Hendricks                          12/8/98              551,640     46,921 shares of Warever, Inc. stock. (2)
  Lona Hendricks                          6/28/99              175,000     5,950 shares of Coaching Institute (3)
  Lona Hendricks                           2/1/00              459,700     8,280 shares of Warever, Inc. stock.(9)
  --------------------------------------- ------------- ------------------ ---------------------------------------------

                                       26

  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Hercules Extension, Inc.                6/11/98              108,000     90,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Karl A. Malone                          10/7/99              137,931     Services(5)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  M.B. Resources, Inc.                    6/11/98              120,000     100,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Richard A. McAllister                   6/28/99              150,000     6,000 shares of Coaching Institute stock.
                                                                           (3)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Mark McKown                             8/30/99                5,519     Services(5)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Northpost Operating Co.                 6/11/98              120,000     100,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Don Robinson                            12/8/98              299,800     25,500 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Savoy Industries, Inc.                  6/11/98               96,000     80,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Scejon Investments, Inc.                12/2/98              225,000     $11,250 in 1998 private placement(4)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Starboard Financial Corp.               12/2/98              310,000     $15,500 in 1998 private placement(4)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Washington Mining Corp.                 6/29/98              120,000     100,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Roger G. Williams                       6/28/99               50,000     2,000 shares of Coaching Institute stock.
                                                                           (3)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Wide West, Inc.                         6/11/98              144,000     120,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Windlass Investments, Inc.              12/2/98              191,400     $9,570 in 1998 private placement(4)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Ross Wolfley                            12/6/98              149,900     12,750 shares of Warever, Inc. stock. (2)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Security Insurers, Inc.                 6/11/98              144,000     120,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Silverton Mines, Inc.                   6/11/98              120,000     100,000 shares of Ferber stock.(1)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  Noble House of Boston, Inc.              4/99                200,000     Services(6)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  National Capital                         4/99                 35,000     Services(7)
  --------------------------------------- ------------- ------------------ ---------------------------------------------
  National Capital                         4/99                 50,000     Exercise of Options(8)
  --------------------------------------- ------------- ------------------ ---------------------------------------------

(1) LSI Communications, Inc., acquired all of the shares of Ferber Corporation in June 1997 where the shareholders of Ferber exchanged 1,000,000 Ferber shares for 1,200,000 shares of LSI Communications, Inc.
(2) Warever, Inc. merged into LSI Communications, Inc., which acquired 85% of the shares of Warever, Inc. by issuing 2,500,000 shares of its stock in exchange for 85%, or 255,171, shares of Warever, Inc. stock pursuant to a November 20, 1998 transaction. LSI Communications, Inc., acquired 85% of the shares of
(3) Coaching Institute by issuing 2,500,000 shares of stock in exchange for 85%, or 85,000, of the shares of Coaching Institute stock pursuant to a June 21, 1999 transaction.
(4) In November and December 1998 the company raised $50,000 in a private offering pursuant to a Regulation D, Rule 504 exemption.
(5)      Services related to the production of a fitness video project.
(6)      Payment in stock for services related to public relations and funding.
(7)      Payment in stock for services related to registration of securities.
(8)      Payment for services related to funding.
(9) LSI Communications, Inc., acquired the remaining 15% of Coaching Institute by issuing 2,500,000 shares of stock in exchange for 15%, or 15,000, of the shares of Coaching Institute stock in a February 1, 2000 transaction.

         We believe that each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Rule 506 of Regulation D of the Securities and Exchange Commission. Each had access to all material information regarding LSI Communications prior to the offer, sale or issuance of these "restricted securities." We believe these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) and applicable exemptions thereunder.

         We have taken the following factors into account in determining the valuations of the above-referenced shares:

         o        the fact that the shares are "restricted"
         o        our history of limited revenues
         o the limited market for our common stock on the OTC Bulletin Board of the NASD
         o        the low book value per share

Transfer and Warrant Agent

         Our transfer agent is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, UT 84117.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes provides in relevant part as follows:

         1.A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2.A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense. Our articles of incorporation do not contain a specific indemnification provision for its officers, directors and employees.

         Insofar as indemnification by LSI Communications for liabilities arising under the Securities Act may be permitted to our officers and directors we are aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by LSI Communications of expenses incurred or paid by an officer or director in the successful defense of any action, suit, or proceeding) is asserted by such officer or director in connection with the securities being registered hereby, LSI Communications will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            LSI Communications, Inc.
                          Interim Financial Statements
                            March 31, 2000 and 1999
                                    UNAUDITED

                            LSI Communications, Inc.
                      Consolidated Statements of Operations
                                    Unaudited

                                                                                      For the Period Ended
                                                                           March 31, 2000           March 31, 1999
                                                                          ---------------           ---------------
REVENUES
    Software Sales                                                                $13,653                   $51,969
    Training Sales                                                                272,424                         -
                                                                          ---------------           ---------------
TOTAL REVENUES                                                                    286,077                    51,969
                                                                          ---------------           ---------------
COST OF SALES
    Software                                                                          176                     1,363
    Training                                                                       63,374                         -
                                                                          ---------------           ---------------
TOTAL COST OF GOODS SOLD                                                           63,550                     1,363
                                                                          ---------------           ---------------
GROSS PROFIT                                                                      222,527                    50,606
                                                                          ---------------           ---------------
SELLING EXPENSES                                                                  109,161                     9,911

PAYROLL                                                                            61,276                    17,234

RESEARCH & DEVELOPMENT                                                              1,705                     5,975

GENERAL & ADMINISTRATIVE EXPENSES                                                 101,526                    37,174
                                                                          ---------------           ---------------
TOTAL OPERATING EXPENSES                                                          273,668                    70,294
                                                                          ---------------           ---------------
OPERATING INCOME (LOSS)                                                           (51,141)                  (19,688)
                                                                          ---------------           ---------------
OTHER INCOME AND (EXPENSES)
   Forgiveness of Debt                                                             13,368
   Miscellaneous income (expense)                                                  (3,447)                     (547)
   Interest expense                                                                (2,544)                     (400)
                                                                          ---------------           ---------------
     Total Other Income and (Expenses)                                              7,377                      (947)
                                                                          ---------------           ---------------
NET INCOME (LOSS) BEFORE INCOME TAXES                                             (43,764)                  (20,635)
                                                                          ---------------           ---------------
PROVISION FOR INCOME TAXES                                                              -                         -

NET INCOME (LOSS)                                                                 (43,764)                  (20,635)
                                                                          ===============           ===============
NET INCOME (LOSS) PER SHARE                                                        (0.004)                   (0.003)
                                                                          ===============           ===============
WEIGHTED AVERAGE OUTSTANDING SHARES                                            10,563,984                 5,968,248
                                                                          ===============           ===============

                       LSI Communications, Inc.
                      Consolidated Balance Sheet
                              Unaudited

                                ASSETS
                                                                              March 31,                 December 31,
                                                                                 2000                     1999
                                                                          ---------------           ---------------
CURRENT ASSETS
     Cash & Cash Equivalents                                                     $118,849                   $18,393
     Inventory                                                                      4,371                     4,546
     Accounts Receivable (Net of allowance
       of $7,000 and 13,000, respectively)                                        132,728                   157,829
     Notes & Employee Receivable                                                      200                   226,800
                                                                          ---------------           ---------------
          Total Current Assets                                                    256,148                   407,568
                                                                          ---------------           ---------------
PROPERTY & EQUIPMENT
    (Net of Accumulated Depreciation)                                              28,579                    26,135
                                                                          ---------------           ---------------
OTHER ASSETS
     Deposits & Prepaids                                                            6,076                     6,076
                                                                          ---------------           ---------------
          Total Other Assets                                                        6,076                     6,076
                                                                          ---------------           ---------------
   TOTAL ASSETS                                                                  $290,803                  $439,779
                                                                          ===============           ===============

                       LSI Communications, Inc.
                      Consolidated Balance Sheet
                              Unaudited



                 LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                             March 31,                 December 31,
                                                                                2000                      1999
                                                                          ---------------           ---------------
CURRENT LIABILITIES
     Accounts payable                                                             $22,382                   $22,858
     Accrued expenses                                                              18,562                    34,410
     Current portion of long-term liabilities                                      95,700                   195,081
     Deferred Revenue                                                               1,472                     1,962
     Deferred Compensation                                                         91,000                    91,000
                                                                          ---------------           ---------------

          Total Current Liabilities                                               229,116                   345,311
                                                                          ---------------           ---------------

LONG TERM LIABILITIES
    Notes payable                                                                       -                    37,368
    Notes payable-related party                                                   113,055                   166,587
    Less current portion                                                          (95,700)                 (195,081)
                                                                          ---------------           ---------------

          Total long term Liabilities                                              17,355                     8,874
                                                                          ---------------           ---------------

           TOTAL LIABILITIES                                                      246,471                   354,185
                                                                          ---------------           ---------------

Minority Interest                                                                       -                         -
                                                                          ---------------           ---------------

STOCKHOLDERS' EQUITY
    Common stock, authorized 50,000,000 shares
      of $.001 par value, issued and outstanding
      11,415,632 and 8,915,632 shares, respectively                                11,416                     8,916
    Additional Paid-in capital                                                    731,598                   731,598
    Retained Earnings                                                            (698,682)                 (654,920)
                                                                          ---------------           ---------------
          Total Stockholders' Equity                                               44,332                    85,594
                                                                          ---------------           ---------------
   TOTAL LIABILITIES & STOCKHOLDERS EQUITY                                       $290,803                  $439,779
                                                                          ===============           ===============

                            LSI Communications, Inc.
                      Consolidated Statements of Cash Flows
                                    Unaudited


                                                                                     For the Period Ended
                                                                           March 31, 2000            March 31, 1999
                                                                          ---------------           ---------------
Cash Flows From Operating Activities
Net income (loss)                                                                ($43,764)                 ($20,635)
Non-cash items:
   Depreciation                                                                     3,958                     2,431
   Bad Debt                                                                         7,000
   Issuance of stock for remaining 15% Warever shares                               2,500
   Recognition of Deferred Revenue                                                   (490)                        -

(Increase)/decrease in currents assets:
   Accounts receivable                                                             30,901                   (28,739)
   Inventory                                                                          176                       172
Increase/(decrease) in currents liabilities:
   Accounts payable                                                                  (475)                    6,789
   Accrued expense                                                                (15,848)                    2,097
                                                                          ---------------           ---------------
      Net Cash Provided (Used) by Operating Activities                            (16,042)                  (37,885)
                                                                          ---------------           ---------------
Cash Flows From Investing Activities
   Cash received in sale of contract                                              226,800                         -
   Cash paid for property, equipment and software technology                       (6,402)                        -
                                                                          ---------------           ---------------
      Net Cash Provided (Used) by Investing Activities                            220,398                         -
                                                                          ---------------           ---------------

Cash Flows From Financing Activities
   Factoring Fees                                                                 (13,000)                        -
   Increase in long-term debt                                                           -                    15,500
   Principal payments on long-term debt                                           (90,900)                   (1,727)
                                                                          ---------------           ---------------
      Net Cash Provided (Used) by Financing Activities                           (103,900)                   13,773
                                                                          ---------------           ---------------
      Increase/(decrease) in Cash                                                 100,456                   (24,112)
Cash and Cash Equivalents at Beginning of Period                                   18,393                    24,418

Cash and Cash Equivalents at End of Period                                       $118,849                      $306

Supplemental Cash Flow Information:
   Cash paid for interest                                                          $2,544                      $400
   Cash paid for income taxes                                                           -                         -

                            LSI Communications, Inc.

                        Consolidated Financial Statements

                           December 31, 1999 and 1998

                                 C O N T E N T S

Accountants' Report .................................................. 36

Consolidated Balance Sheets .......................................... 37

Consolidated Statements of Operations ................................ 39

Consolidated Statements of Stockholders' Equity....................... 40

Consolidated Statements of Cash Flows ................................ 41

Notes to the Consolidated Financial Statements ....................... 43

Proforma Consolidated Statements of Operations ....................... 53

[letterhead of Crouch Bierwolf & Chisholm]



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of LSI Communications, Inc.

We have audited the accompanying consolidated balance sheets of LSI Communications, Inc. as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LSI Communications, Inc. as of December 31, 1999 and 1998 and the results of its consolidated operations and cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Crouch, Bierwolf & Chisholm

Crouch, Bierwolf & Chisholm
Salt Lake City, Utah
January 28, 2000


                            LSI Communications, Inc.
                           Consolidated Balance Sheets

                                     ASSETS

                                                                                         December 31,
                                                                                    1999                    1998
                                                                      ------------------------------------------
CURRENT ASSETS
   Cash & Cash Equivalents (Note 1)                                   $           18,393      $           24,418
   Inventory                                                                       4,546                   5,286
   Accounts Receivable (Net of allowance
     of $13,000 and $8,500,  respectively)                                       157,829                   7,252
   Notes Receivable (Note 3)                                                     226,800                    -
                                                                      ------------------      ------------------

     Total Current Assets                                                        407,568                  36,956
                                                                      ------------------      ------------------

PROPERTY & EQUIPMENT (Note 2)                                                     26,135                  15,093
                                                                      ------------------      ------------------

OTHER ASSETS
    Deposits & Prepaids                                                            6,076                   6,076
                                                                      ------------------      ------------------
    Total Other Assets                                                             6,076                   6,076
                                                                      ------------------      ------------------
     TOTAL ASSETS                                                     $          439,779      $           58,125
                                                                      ==================      ==================

    The accompanying notes are an integral part of these financial statements

                            LSI Communications, Inc.
                      Consolidated Balance Sheets continued

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                     December 31,

CURRENT LIABILITIES                                                                 1999                    1998
                                                                      ------------------------------------------

   Accounts payable                                                   $           22,858      $           13,891
   Accrued expenses                                                               34,410                   5,216
   Current portion of long-term
       liabilities (Note 4)                                                      195,081                  23,392
   Deferred Revenues (Note 1)                                                      1,962                   5,000
   Deferred Compensation                                                          91,000                    -
                                                                      ------------------      ------------------

     Total Current Liabilities                                                   345,311                  47,499
                                                                      ------------------      ------------------


LONG TERM LIABILITIES (Note 4)

   Notes payable                                                                  37,368                  37,121
   Notes payable-related party                                                   166,587                   3,593
   Capital lease obligations                                                        -                       -
   Less current portion                                                         (195,081)                (23,392)
                                                                      ------------------      ------------------
     Total long term Liabilities                                                   8,874                  17,322
                                                                      ------------------      ------------------
     TOTAL LIABILITIES                                                           354,185                  64,821
                                                                      ------------------      ------------------
MINORITY INTEREST                                                                   -                       -
                                                                      ------------------      ------------------


STOCKHOLDERS' EQUITY

   Common stock, authorized 50,000,000 shares of
     $.001 par value, issued and outstanding
     8,915,632, and 5,959,697 shares,
     respectively                                                                  8,916                   5,960
   Additional Paid-in capital                                                    731,598                 310,035
   Retained earnings                                                            (654,920)               (322,691)
                                                                      ------------------      ------------------
     Total Stockholders' Equity                                                   85,594                  (6,696)
                                                                      ------------------      ------------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                                  $          439,779      $           58,125
                                                                      ==================      ==================

    The accompanying notes are an integral part of these financial statements

                            LSI Communications, Inc.
                      Consolidated Statements of Operations

                                                                                  For the Year ended
                                                                                      December 31,
                                                                                    1999                    1998
                                                                      ------------------      ------------------
REVENUES
        Software Sales                                                $          117,316      $          414,009
        Training Revenues                                                        415,731                    -
                                                                      ------------------      ------------------
TOTAL REVENUES                                                                   533,047                 414,009
                                                                      ------------------      ------------------
COST OF SALES
        Software                                                                   5,719                   1,356
        Training                                                                 143,345                    -
                                                                      ------------------      ------------------
TOTAL COST OF SALES                                                              149,064                   1,356
                                                                      ------------------      ------------------

GROSS PROFIT                                                                     383,983                 412,563
                                                                      ------------------      ------------------

SELLING EXPENSES                                                                 320,242                 152,289
DEPRECIATION & AMORTIZATION                                                       10,964                  10,209
PRODUCTION FEES                                                                  126,100                    -
CONSULTING FEES                                                                  135,000                    -
PAYROLL                                                                           68,277                 138,000
GENERAL &
  ADMINISTRATIVE EXPENSES                                                        153,610                  90,968
RESEARCH & DEVELOPMENT                                                            27,200                  35,800
                                                                      ------------------      ------------------

TOTAL OPERATING EXPENSES                                                         841,393                 427,266
                                                                      ------------------      ------------------

OPERATING LOSS                                                                  (457,410)                (14,613)
                                                                      ------------------      ------------------

OTHER INCOME AND (EXPENSES)
   Minority interest                                                              (5,209)                   -
   Miscellaneous income                                                            1,620                   3,392
   Interest expense                                                              (14,230)                 (6,778)
   Gain on sale of contract                                                      143,000                    -
                                                                      ------------------      ------------------

     Total Other Income and (Expenses)                                           125,181                  (3,386)
                                                                      ------------------      ------------------

LOSS BEFORE INCOME TAXES                                                        (332,229)                (17,999)

PROVISION FOR INCOME TAXES   (Note 1)                                               -                       -
                                                                      ------------------      ------------------

NET INCOME/(LOSS)                                                     $         (332,229)     $          (17,999)
                                                                      ==================      ==================

NET INCOME/(LOSS) PER SHARE                                           $             (.05)     $             (.01)
                                                                      ==================      ==================
WEIGHTED AVERAGE OUTSTANDING SHARES                                            7,444,168               3,246,641
                                                                      ==================      ==================

    The accompanying notes are an integral part of these financial statements

                            LSI Communications, Inc.
                 Consolidated Statements of Stockholders' Equity
                From December 31, 1997 through December 31, 1999



                                            Common Stock           Additional       Retained
                                        ----------------------      Paid-in         Treasury       Earnings
                                          Shares       Amount       Capital           Stock        (Deficit)
                                        ------------  --------    ------------     -----------   -----------
Balance on December 31, 1997              3,000,000     3,000        297,495         (29,000)      (304,692)

October 12, 1998 - Purchase
  of Treasury Stock                               -         -              -            (500)             -

November 98 - Reverse acquisition
  and reorganization adjustment
  (Note 1)                                1,959,697     1,960        (31,460)         29,500              -

November 98 - Stock issued for
  cash at $.05 per share                  1,000,000     1,000         49,000               -              -

Offering Costs                                    -         -         (5,000)              -              -

Net Loss for the year
  ended December 31, 1998                         -         -              -                        (17,999)
                                        -----------  --------     ----------        --------     ----------
Balance on December 31, 1998              5,959,697     5,960        310,035               -       (322,691)

March 3, 1999 - shares issued in
  Shareholder settlement at
  $.001 per share                            27,485        27            (27)              -              -

April 1, 1999 - shares issued for
  consulting agreement at
  $1.00 per share                            85,000        85         84,915               -              -

June 28, 1999 - shares issued in
  acquisition of Coaching Institute,
  Inc.                                    2,500,000     2,500         27,019               -              -

July 1, 1999 - shares issued for
  consulting agreement at
  $.25 per share                            200,000       200         49,800               -              -

August 30, 1999 - shares issued for
  royalty agreement at $1.825
  per share                                 143,450       144        259,856               -              -

Net Loss for the year ended
  December 31, 1999                               -         -              -               -       (332,229)
                                        -----------  --------     ----------        --------     ----------
Balance on December 31, 1999              8,915,632  $  8,916     $  731,598        $      -     $ (654,920)
                                        ===========  ========     ==========        ========     ==========

    The accompanying notes are an integral part of these financial statements


                            LSI Communications, Inc.
                      Consolidated Statements of Cash Flows

                                                                                         Year Ended
                                                                                         December 31,
                                                                                    1999              1998
                                                                                -------------    -------------
Cash Flows From Operating Activities
Net income (loss)                                                               $    (332,229)   $     (17,999)
Non-cash items:
   Consulting fee paid with stock issues                                              135,000                -
   Depreciation & amortization                                                         10,964           10,209
   Account payable forgiveness                                                         25,000                -
   Bad Debt                                                                            17,593            4,400
   Minority Interest                                                                    5,209                -
   Gain on sale of contract                                                          (143,000)               -
(Increase)/decrease in current assets:(net of acquisition)
   Accounts receivable                                                                (43,023)          46,814
   Inventory                                                                              740            2,442
Increase/(decrease) in current liabilities:
   Accounts payable                                                                    (7,752)         (18,784)
   Accrued expenses                                                                    19,277           (5,548)
   Deferred revenues                                                                   (3,038)           5,000
   Deferred compensation                                                               91,000            5,000
                                                                                -------------    -------------
    Net Cash Provided (Used)
      by Operating Activities                                                        (224,259)          26,534
                                                                                -------------    -------------

Cash Flows from Investing Activities
  Cash from acquisition of
    Coaching Institute, Inc.                                                           14,448                -
  Cash paid for property, equipment
    and software technology                                                           (19,902)          (1,769)
  Cash paid for Treasury Stock                                                              -             (500)
  Cash received from sale of contract                                                 151,200                -
                                                                                -------------    -------------
     Net Cash Provided (Used)
      by Investing Activities                                                         145,746           (2,269)
                                                                                -------------    -------------

Cash Flows from Financing Activities
  Proceeds from long term debt                                                        120,000                -
  Cash received from stock issuance                                                         -                             45,000
  Principal payments on long-term debt                                                (47,512)         (67,512)
                                                                                -------------    -------------
     Net Cash Provided (Used)
      by Financing Activities                                                          72,488          (22,512)
                                                                                -------------    -------------
    Increase/(decrease) in Cash                                                        (6,025)           1,753

Cash and Cash Equivalents
  at Beginning of Period                                                               24,418           22,665
                                                                                -------------    -------------
Cash and Cash Equivalents
  at End of Period                                                              $      18,393    $      24,418
                                                                                =============    =============
                                   (continued)

    The accompanying notes are an integral part of these financial statements

                            LSI Communications, Inc.
                      Consolidated Statements of Cash Flows
                                   (continued)

Supplemental Cash Flow Information:
  Cash paid for interest                                                        $      14,230    $      21,697
  Cash paid for income taxes                                                    $           -    $           -

Non-Cash Investing Activities:

   In 1999,  the  Company  issued  2,500,000  shares of common  stock for 85,000 shares (85%) of common stock of Coaching Institute, Inc.

   In 1998, the Company issued  3,000,000  shares of common stock for 85% of the outstanding common stock of
Warever.

Non-Cash Financing Activities:

   In 1999,  the Company  issued  285,000  shares of common  stock for  services valued at $135,000.

   In 1999,  the Company  issued  143,450  shares of common  stock for a royalty agreement valued at $260,000.

    The accompanying notes are an integral part of these financial statements

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1 - Summary of Significant Accounting Policies

         a.       Organization

                  The Company was incorporated as TPI, Inc., under the laws of the State of Utah on April 26, 1983. In 1985, the Corporation changed its situs from Utah to Nevada and its name to Connections Marketing Corp. In July, 1992, the shareholders of the Corporation voted to change the name to LSI Communications, Inc. (LSI). The Company held mineral properties in Beaver County, Utah; however, no extraction operations ever commenced and the properties were distributed to the shareholders through a subsidiary spinoff.

                  On November 20, 1998, the Company entered a Plan of Reorganization and Acquisition agreement with Warever, Inc. (Warever) a Utah Corporation, wherein the Company issued 3,000,000 shares of common stock for 85% of the outstanding common stock of Warever. The agreement provides for the Company to acquire the remaining 15% of Warever for 2,500,000 shares of LSI through option agreements which are exercisable for a period of 60 days following January 1, 2000.

                  Warever was organized in the State of Utah on May 13, 1992 under the name of Action Plus Software, Inc. On January 17,1995 the company changed the name of the company to Warever, Inc.

                  Warever is in the business of developing, programming, selling and marketing a computer software package named Action Plus, a management assistance software tool.

                  The  acquisition  is recorded as a reverse  acquisition,  with
         Warever being the accounting survivor, therefore all historical financial information prior to November 20, 1998 in these statements are those of Warever.

                  On June 21, 1999, the Company entered into a Plan of Acquisition with Coaching Institute, Inc., a Utah corporation, wherein the Company issued 2,500,000 shares of common stock for 85,000 shares, 85%, of the outstanding common stock of Coaching Institute, Inc. The agreement provides for the Company to receive options to acquire the remaining 15% of the issued and outstanding common stock of Coaching Institute, Inc. in exchange for 2,045,455 shares of the Company's common stock. After the acquisition, both companies are surviving with Coaching Institute, Inc. being a majority-owned subsidiary of LSI Communications, Inc.

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - Summary of Significant Accounting Policies (Continued)

         a.       Organization (continued)

                  The acquisition of Coaching Institute, Inc. has been recorded using the purchase method of a business combination. Operating activities have been included from Coaching Institute in the consolidated financials since June 21, 1999. Due to the common ownership of Coaching and LSI, the Company valued the acquisition of Coaching Institute at historical cost which was $34,728.

                  The ownership of Coaching was identical to that of Warever Corporation, prior to its merger with LSI, therefore Coaching is controlled by the controlling shareholders of LSI. Due to this common control, no change in valuation is included upon the recording of the assets, nor is goodwill recorded on the purchase of Coaching.

         b.       Recognition of Revenue/Deferred Revenue

                  The Company recognizes income and expense on the accrual basis of accounting. The Company receives revenues from services provided for custom program conversions and training. Pursuant to SOP 97-2, revenue is recorded when the services are completed. The Company also generates revenues from the sale of their Action Plus software technology. This product is sold separately without future performance such as upgrades or maintenance, and is not sold with PCS services, therefore according to SOP 97-2 revenue is recorded upon the sale and delivery of the product once an agreement exists, the price is fixed and collectability is probable.

                  The Company sells post contract support services separately for one year. The Company defers the revenue and recognizes it over the contract term as required by SOP 97-2. The deferred revenue at December 31, 1999 and 1998 on contracts sold during 1999 and 1998 total $1,962 and $5,000, respectively.

         c.       Earnings (Loss) Per Share

                  The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.       Provision for Income Taxes

                  In 1997, Warever, Inc. elected to file federal and state income taxes under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1 - Summary of Significant Accounting Policies (Continued)

         d.       Provision for Income Taxes (continued)

         taxable income during that period of time. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's net operating income in their individual income tax returns. Effective December 1, 1998, the Company will file a consolidated return with it's parent and will lose it's S-Corp status.

                  No provision for income taxes has been recorded due to net operating loss carry forwards totaling approximately $654,000 that will be offset against future taxable income. These NOL carry forwards begin to expire in 2013. No tax benefit has been reported in the financial statements because the Company has not yet proven it can generate taxable income.

                  Deferred tax assets and the valuation account is as follows at December 31, 1999 and 1998:

                                                           December 31
                                                         1999             1998
                                                  ----------------------------
             Deferred tax asset:
                     NOL carry forward            $   222,000     $      6,800
                     Valuation allowance             (222,000)          (6,800)
                                                  -----------     ------------
             Total                                $      -        $       -
                                                  ===========     ============

         e.       Cash and Cash Equivalents

                  The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

         f.       Property and Equipment

                  Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost. Expenditures for maintenance, repairs and other renewals of items are charged to expenses. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

                  The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the period ended December 31, 1999 and 1998 is $9,586 and $10,209, respectively. The useful lives of assets is as follows:

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 1 - Summary of Significant Accounting Policies (Continued)

         f.       Property and Equipment (Continued)

                  Computer Equipment                3 to 5 years
                  Furniture & Fixtures                 5 years
                  Lease agreement                      5 years
                  Software                             3 years

         g.       Inventory

                  Inventory consists primarily of software manuals and disks.

         h.       Advertising Costs

                  Advertising costs are charged to operations when incurred. The cost for direct response advertising is also expensed because the future benefit is only three days, therefore capitalization is ineffective.

         j.       Consolidation Policy

                  These financial statements include the books of LSI Communications, Inc., a public shell company, Warever Corporation, a software sales and marketing company, and Coaching Institute, Inc. (December 31, 1999 only), a training and consulting firm. All intercompany accounts and transactions have been eliminated in the consolidation.



NOTE 2 - Property & Equipment

         Property and equipment consists of the following at December 31, 1999 and 1998:

                                                                1999          1998
                                                           ---------     ---------
         Computer equipment                                $  41,002     $  20,195
         Leased equipment                                     15,075        15,075
         Furniture and fixtures                                1,769         6,769
         Software technology                                     916         2,847
                                                           ---------     ---------
                                                              58,762        44,886
         Less: Accumulated depreciation - equipment          (18,557)      (18,738)
               Accumulated depreciation - leased equipment   (14,070)      (11,055)
                                                           ---------     ---------
         Total Property & Equipment                        $  26,135     $  15,093
                                                           =========     =========

NOTE 3 - Contract

                  In  1999,  the  Company   acquired  a  contract  for  a  video
         production. The amount capitalized as the cost of the contract is the value of the participation in the video by Karl Malone and others. For their participation, 143,450 shares of common stock were issued at a valuation of $1.825 per share or $260,000. The stock was valued at the average market price at the time of issue. This cost is to be amortized over three years.

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 3 - Contract (Continued)

                  On October 26, 1999, the contract for the video series featuring Karl Malone was sold. On the date of the sale, the buyer executed a $100,000 promissory note to the production company in order to terminate the agreement with Coaching Institute, Inc. In addition, the buyer executed an agreement with the production company to forgive the $25,000 principal balance due from Coaching Institute, Inc.

                  Besides the above agreements, the buyer agreed to pay cash in the amount of $378,000 to Coaching Institute, Inc. according to the following schedule:

                  At Closing                             $ 75,600
                  November 15, 1999                        75,600
                  December 15, 1999                        75,600
                  January 15, 2000                         75,600
                  February 15, 2000                        75,600
                                                         --------
                                                         $378,000
                                                         ========

                  At December 31, 1999, the balance due Coaching Institute was $226,800.

NOTE 4 - Long-Term Liabilities

                  Long Term Liabilities are detailed in the following schedules as of December 31, 1999 and 1998:

         Note payable-related party is detailed as follows:

                                                         December 31
                                                     1999           1998
                                                 ----------      ----------
         Note payable to a relative of
         an officer of the Company,
         bears interest at 12%, with
         principal due April 1999,
         unsecured note                           $ 3,134        $ 3,593

         Note payable to a relative of
         an officer of the Company,
         bears interest at 9.75%
         payments due monthly of $1,286
         through April 1, 2002,
         unsecured                                 33,453              -

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 4 - Long-Term Liabilities (Continued)

         Note Payable to a relative of
         an officer of the Company,
         bears interest at 9.75% with
         principal due of $50,000 at
         July 1, 2000, unsecured                   50,000              -

         Note Payable to a relative of
         an officer of the Company,
         bears interest at 9.75% with
         principal of $100,000 due at
         August 1, 2000, unsecured                 80,000              -
                                                ---------       --------
         Total notes payable - related
         party                                    166,587          3,593
                                                ---------       --------

         Notes payable are detailed as
         follows:

         Note payable to a corporation
         for working capital, payments
         due monthly of $698 through
         June 2000, bears interest at
         11%, uncolateralized.                   $ 10,821       $ 11,531

         Note payable to a corporation
         for working capital, payments
         due monthly of $830 through
         October 1998, bears interest at
         12%, unsecured.                              118            105

         Note payable to a corporation
         for working capital, payments
         due monthly of $1,087 through
         January 2000, bears interest at
         11%, unsecured.                           26,429         25,485
                                                ---------       --------

         Total Note Payable                        37,368         37,121
                                                ---------       --------

         Total long term liabilities              203,955         40,714
                                                ---------       --------

         Less current portion of:
           Notes payable - related party          158,567          3,593
           Notes payable                           36,514         19,799
                                                ---------       --------
         Total current portion                    195,081         23,392
                                                ---------       --------

         Net Long Term Liabilities              $   8,874       $ 17,322
                                                =========       ========

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


         Future minimum principal payments on notes payable are as follows:

                  2000                         $       195,081
                  2001                                   8,874
                                               ---------------
                  Total                        $       203,955
                                               ===============

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 5 - Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets and liabilities involve reliance on management's estimates. Actual results could differ from those estimates.

NOTE 6 - Commitments and Contingencies

                  The Company is committed for their office facilities. Monthly lease payments are due of $4,000 for a 24 month period beginning May 1, 1999.

                  Future minimum lease payments are as follows at December 31, 1999:

                   2000                            $     48,000
                   2001                                  20,000
                                                   ------------
                                                   $     68,000
                                                   ============

NOTE 7 - Related Party Transactions

                  During 1995, a shareholder relative of Craig Hendricks, an officer and director of the Company, advanced $39,000 for working capital. As of December 31, 1999 $35,866 in payments were made to this related party with a balance due at December 31, 1999 and 1998, of $ 3,134 and $3,593, respectively.

                  During 1999, a shareholder relative of Craig Hendricks, an officer and director of the Company, advanced $190,000 for working capital. As of December 31, 1999 $26,547, was paid to this related party with a balance due at December 31, 1999 of $163,453.

                  During 1999, Craig Hendricks, an officer and director of the Company, advanced $5,000 for working capital. As of December 31, 1999 $5,000 in payments were made to this related party removing the balance due from the Company's books.

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 8 - Software Technology

                  Pursuant to FASB 86, the Company expensed all costs associated with the development of its software product until technological feasibility is reached. At such time the Company capitalizes costs associated with producing the master files. The Company also capitalizes software purchased for internal use.

NOTE 9 - Reverse Merger

                  Effective November 20, 1998, LSI Communications, Inc. (a public company) entered into an agreement and Plan of Reorganization with Warever, Inc., (a private company). The agreement provides for the merger of the Company into Warever to be treated as a reverse merger, thus making Warever the accounting survivor. Pursuant to the agreement the Company issued 3,000,000 shares of common stock to the shareholders of Warever for 85% of the shares of their Company. Because the historical financial information in these financial statements prior to the reverse merger (November 20, 1998) is that of the accounting acquirer (Warever), the 3,000,000 shares have been shown as if they were issued at inception and a reorganization adjustment is shown for the 1,959,697 shares held by the minority shareholders. The management of the Company resigned and the management and board of Warever filled the vacancy. LSI Communications, Inc. had no assets or liabilities at the time of the merger, but was only a public shell.

NOTE 10 - Subsequent Event

                  During the first two months of 2000, the Company received the remaining $226,800 due from the sale of the Karl Malone contract. The proceeds were used to pay off long term debt.

                            LSI Communications, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 11 - Segment Data

                  For the year ended December 31, 1999, the Company had two reportable industry segments: (i) Software Sales and (ii) Training Services.

                  Sales (Net of Accounts)
                       Software                             $        117,316
                       Training                                      415,731
                                                            ----------------
                          Consolidated                      $        533,047
                                                            ================

                  Operating Income (Loss)
                       Software                             $      (411,703)
                       Training                                    (112,981)
                                                            --------------
                          Consolidated                            (524,684)
                       Other Income/(expense)                       (3,589)
                       Gain on Sale of Contract                    143,000
                       Interest expense                            (14,230)
                                                            --------------
                          Net (Loss) before Income Taxes    $      (399,50)
                                                            ==============

                  Accounts Receivable

                       Software                             $        3,240
                       Training                                    154,389
                                                            --------------
                          Consolidated                      $      157,629
                                                            ==============

                  Identifiable Assets

                       Software                             $      248,782
                       Training                                    190,997
                                                            --------------
                          Consolidated                             439,779
                       Goodwill                                  1,278,207
                                                            --------------
                          Total                             $    1,717,986
                                                            ==============

NOTE 12 - Fair Value of Financial Statements

                  Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments.

                            LSI Communications, Inc.
                 Pro Forma Consolidated Statement of Operations
                                December 31, 1999
                                   (unaudited)


                           L.S.I. Communications, Inc.
                        Proforma Statement of Operations

                                       L.S.I. Communications   Coaching Institute                            Proforma
                                        For January 1, 1999    For January 1, 1999    Proforma            Consolidated
                                               through               through         Adjustments              Balance
                                         December 31, 1999      December 31, 1999    dr         cr       December 31, 1999
                                       ---------------------- -----------------------------------------------------------------
                                             (audited)              (audited)
Revenues                                        117,316               563,596                                 680,912
                                              ---------             ---------                              ----------

Cost of Goods Sold                                5,719                13,118                                  18,837
                                              ---------             ---------                              ----------

Gross Profit                                    111,597               550,478                                 662,075

Selling Expenses                                 16,609               443,680                                 460,290

General & Administrative                        517,671               325,508                                 843,179
                                              ---------             ---------                              ----------

Total Operating Expenses                        534,280               769,188                               1,303,469
                                              ---------             ---------                              ----------

Income/(Loss) from Operations                  (422,684)             (218,710)                               (641,394)

Other income/(expenses)                           1,738               128,556                                 130,294
                                              ---------             ---------                              ----------

Net (Loss)                                     (420,946)              (90,154)                               (511,100)
                                              =========             =========                              ==========

                            LSI Communications, Inc.
             Notes to Pro Forma Consolidated Statement of Operations
                                December 31, 1999

NOTE 1 - Summary of Transaction

                  On June 21, 1999, the Company entered into a Plan of Acquisition with Coaching Institute, Inc., a Utah Corporation, wherein the Company issued 2,500,000 shares of common stock for 85,000 shares (85%) of the outstanding common stock of Coaching Institute, Inc. After the acquisition, both companies are surviving with Coaching Institute, Inc. being a majority-owned subsidiary of LSI Communications, Inc.


NOTE 2 - Management Assumptions

                  The pro forma consolidated statement of operations assumes that the entities were together as of the beginning of the year January 1, 1999. No adjustments are necessary to reflect a full year of activity.

                            Coaching Institute, Inc.
                              Financial Statements
                                  June 30, 1999





                                 C O N T E N T S


Accountants' Report .....................................................   59

Balance Sheet............................................................   60

Statements of Operations ................................................   61

Statements of Stockholders' Equity ......................................   62

Statements of Cash Flows ................................................   63

Notes to the Financial Statements .......................................   64

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Coaching Institute, Inc.

We have audited the accompanying balance sheet of Coaching Institute, Inc. as of June 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1999 and from inception on June 11, 1998 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coaching Institute, Inc. as of June 30, 1999 and the results of its operations and cash flows for the six months ended June 30, 1999 and from inception on June 11, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.



Crouch, Bierwolf & Chisholm
Salt Lake City, Utah
January 28, 2000

                            Coaching Institute, Inc.
                                  Balance Sheet

                                     ASSETS

                                                                   June 30,
                                                                     1999
                                                                  ---------
CURRENT ASSETS
  Cash & Cash Equivalents (Note 1)                                $  14,449
  Accounts Receivable (Net of allowance
    of $10,000)                                                     102,054
  Notes Receivable (Note 6)                                          23,500
                                                                  ---------
    Total Current Assets                                            140,003
                                                                  ---------
PROPERTY & EQUIPMENT (Note 2)                                           726
                                                                  ---------
    TOTAL ASSETS                                                  $ 140,729
                                                                  =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Accounts payable                                                $  16,719
  Accrued expenses                                                    9,917
  Current portion of long-term liabilities (Note 3)                  62,906
                                                                  ---------
    Total Current Liabilities                                        89,542
                                                                  ---------
LONG TERM LIABILITIES (Note 3)

  Notes payable-related party                                        89,364
  Less current portion                                              (62,906)
                                                                  ---------
    Total long term Liabilities                                      26,458
                                                                  ---------
    TOTAL LIABILITIES                                               116,000
                                                                  ---------
STOCKHOLDERS' EQUITY

  Common stock, authorized 1,000,000 shares
    of no par, issued and outstanding 100,000 shares                  1,000
  Retained earnings                                                  23,729
                                                                  ---------
Total Stockholders' Equity                                           24,729
                                                                  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 140,729
                                                                  =========

    The accompanying notes are an integral part of these financial statements

                            Coaching Institute, Inc.
                            Statements of Operations

                                                For the Six      From inception
                                                Months Ended     June 11, 1998
                                                  Through           Through
                                                  June 30,        December 31,
                                                    1999              1998
                                                 ---------            --------
REVENUES                                          $177,865            $260,137

COST OF SALES                                        9,844               7,079
                                                 ---------            --------
GROSS PROFIT                                       168,021             253,058
                                                 ---------            --------
SELLING EXPENSES                                   165,388              75,325

GENERAL & ADMINISTRATIVE
  EXPENSES                                         118,786              37,824
                                                 ---------            --------
TOTAL OPERATING EXPENSES                           284,174             113,149
                                                 ---------            --------
OPERATING INCOME / (LOSS)                         (116,153)            139,909
                                                 ---------            --------
OTHER INCOME AND (EXPENSES)
  Miscellaneous income                                 630                   -
  Interest expense                                    (657)                  -
                                                 ---------            --------
    Total Other Income and (Expenses)                  (27)                  -
                                                 ---------            --------

LOSS BEFORE INCOME TAXES                          (116,180)            139,909

PROVISION FOR INCOME TAXES (Note 1)                      -                   -
                                                 ---------            --------

NET INCOME/(LOSS)                                $(116,180)           $139,909
                                                 =========            ========
NET INCOME/(LOSS) PER SHARE                      $   (4.65)           $  13.99
                                                 =========            ========
WEIGHTED AVERAGE OUTSTANDING SHARES                 25,000              10,000
                                                 =========            ========

                            Coaching Institute, Inc.
                       Statements of Stockholders' Equity
              From inception on June 11, 1998 through June 30, 1999


                                                              Common Stock             Additional        Retained
                                                      -----------------------------      Paid-in         Earnings
                                                         Shares            Amount         Capital        (Deficit)
                                                      ------------     ------------      ----------      ---------
Balance on June 11, 1998                                    -           $      -         $     -          $     -

June 98 - Stock issued at formation
  at $.01 per share                                    10,000                100               -                -

Net Income (Loss) for the year ended
  December 31, 1998                                         -                  -               -          139,909
                                                      -------             ------         -------        ---------
Balance on December 31, 1998                           10,000                100               -          139,909

June 1, 1999 - shares issued for
  services at $.01 per share                           90,000                900               -                -

Net Income (Loss) for the period
  ended June 30, 1999                                       -                  -               -         (116,180)
                                                      -------             ------         -------        ---------
Balance on June 30, 1999                              100,000             $1,000         $     -        $  23,729
                                                      =======             ======         =======        =========

                            Coaching Institute, Inc.
                            Statements of Cash Flows

                                                For the Six      From inception
                                                Months Ended     June 11, 1998
                                                  Through           Through
                                                  June 30,        December 31,
                                                    1999              1998
                                                   -------             -------
Cash Flows From Operating Activities
Net income (loss)                                $(116,180)           $139,909
Non-cash items:
  Shares issued for services                           900                   -
  Depreciation & amortization                          167                 110
  Bad Debt                                          10,000                   -
(Increase)/decrease in current assets:
  Accounts receivable                                9,020            (121,074)
  Increase/(decrease) in current liabilities:
  Accounts payable                                  11,717               5,002
  Accrued expenses                                   6,101               3,916
                                                   -------             -------
    Net Cash Provided (Used) by
    Operating Activities                           (78,275)             27,863
                                                   -------             -------
Cash Flows from Investing Activities
 Cash paid for property, equipment and
  software technology                                    -              (1,003)
 Cash paid for Note receivable                     (23,500)                  -
                                                   -------             -------
   Net Cash Provided (Used) by
   Investing Activities                            (23,500)             (1,003)
                                                   -------             -------
Cash Flows from Financing Activities
  Proceeds from long term debt                      90,000                   -
  Principal payments on long-term debt                (636)                  -
                                                   -------             -------
    Net Cash Provided (Used) by Financing
      Activities                                    89,364                   -
                                                   -------             -------
    Increase/(decrease) in Cash                    (12,411)             26,860

Cash and Cash Equivalents at Beginning
  of Period                                         26,860                   -
                                                   -------             -------
Cash and Cash Equivalents at End
  of Period                                        $14,449             $26,860

Supplemental Cash Flow Information:
  Cash paid for interest                          $    657           $       -
  Cash paid for income taxes                      $      -           $       -

Non-Cash Financing Activities:

In 1999, the Company issued 90,000 shares of common stock for services valued at $900.

NOTE 1 - Summary of Significant Accounting Policies

         a.       Organization

                  Coaching Institute, Inc. (the Company) was incorporated under the laws of the State of Utah on June 11, 1998. The Company is currently engaged in providing coaching services to businesses and individuals.

                  On  June  21,  1999,  the  Company  entered  into  a  Plan  of
         Acquisition with L.S.I. Communications, Inc., a Utah corporation, wherein L.S.I. issued 2,500,000 shares of common stock for 85,000 shares, 85%, of the outstanding common stock of the Company. The agreement provides for L.S.I. to receive options to acquire the remaining 15% of the issued and outstanding common stock of the Company in exchange for 2,045,455 shares of L.S.I. common stock. After the acquisition, both companies are surviving with Coaching Institute, Inc. being a majority-owned subsidiary of L.S.I. Communications, Inc.

         b.      Recognition of Revenue/Deferred Revenue

                  The Company recognizes income and expense on the accrual basis of accounting. The Company receives revenues from services provided for custom program conversions and training. Pursuant to SOP 97-2, revenue is recorded when the services are completed.

         c.      Earnings (Loss) Per Share

                  The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.      Provision for Income Taxes

                  In 1998, the Company elected to file federal and state income taxes under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income during that period of time. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's net operating income in their individual income tax returns. Effective June 21, 1999, the Company will file a return with its parent and will lose its S-Corp status.

         e.      Cash and Cash Equivalents

                  The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

         f.      Property and Equipment

                  Expenditures for property and equipment and for renewals and betterments, which extend the originally estimated economic life of assets or convert the assets to a new use, are capitalized at cost.

                  Expenditures for maintenance, repairs and other renewals of items are charged to expenses. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is included in the results of operations.

                  The provision for depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the periods ended June 30, 1999 and December 31, 1998 is $167 and $110, respectively.

         g.      Advertising Costs

                  Advertising costs are charged to operations when incurred. The cost for direct response advertising is also expensed because the future benefit is only three days, therefore capitalization is ineffective.

NOTE 2 - Property & Equipment

         Property and equipment consists of the following at June 30, 1999:

         Computer equipment                                $        1,003
                                                           --------------
                                                                    1,003

         Less: Accumulated depreciation - equipment                  (277)
                                                           --------------
         Total Property & Equipment                        $          726
                                                           ==============

NOTE 3 - Long-Term Liabilities

                  Long Term Liabilities are detailed in the following schedules as of June 30, 1999:

         Note payable-related party is detailed as follows:           1999
                                                                   ----------

         Note  payable  to a  relative  of an officer of the
         Company, bears interest at 9.75% payments due
         monthly of $1,286 through April 1, 2002,  unsecured        $ 39,364

         Note Payable to a relative of an officer of the
         Company, bears interest at 9.75% with principal due
         of $50,000 at July 1, 2000, unsecured                        50,000
                                                                   ----------

         Total notes payable - related party                          89,364
                                                                   ----------
         Total long term liabilities                                  89,364
                                                                   ----------
         Less current portion of:
           Notes payable - related party                              62,906
                                                                   ----------
         Total current portion                                        62,906
                                                                   ----------
         Net Long Term Liabilities                                 $  26,458
                                                                   =========

             Future minimum principal payments on notes payable are as follows:

                     1999                               $         6,453
                     2000                                        62,906
                     2001                                        15,020
                     2002                                         4,985
                                                        ---------------
                     Total                              $        89,364
                                                        ===============

NOTE 4 - Use of Estimates in the Preparation of Financial Statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.

                  In these financial statements, assets and liabilities involve reliance on management's estimates. Actual results could differ from those estimates.

NOTE 5 - Commitments and Contingencies

                  The Company sub-leases office space from Warever Corporation, a Company under common ownership. The agreement is month-to-month and requires a monthly rent payment of $1,000.

NOTE 6 - Related Party Transactions

                  The Company advanced Warever Corporation, a company under common ownership, $23,500 during the six months ended June 30, 1999. The balance receivable at June 30, 1999 is $23,500.

                  During the six months ended June 30, 1999, a shareholder relative of Craig Hendricks, an officer and director of the Company, advanced $90,000 for working capital. The balance due at June 30, 1999 is $89,364.

NOTE 7 - Subsequent Event

                  In 1999, the Company acquired a contract for a video production. The amount capitalized as the cost of the contract is the value of the participation in the video by Karl Malone and others. For their participation, 143,450 shares of common stock were issued at a valuation of $1.825 per share or $260,000. The stock was valued at the average market price at the time of issue. This cost is to be amortized over three years.

                  On October 26, 1999, the contract for the video series featuring Karl Malone was sold. On the date of the sale, the buyer executed a $100,000 promissory note to the production company in order to terminate the agreement with Coaching Institute, Inc. In addition, the buyer executed an agreement with the production company to forgive the $25,000 principal balance due from Coaching Institute, Inc.

                  Besides the above agreements, the buyer agreed to pay cash in the amount of $378,000 to Coaching Institute, Inc. according to the following schedule:

                     At Closing                            $ 75,600
                     November 15, 1999                       75,600
                     December 15, 1999                       75,600
                     January 15, 2000                        75,600
                     February 15, 2000                       75,600
                                                            -------
                                                           $378,000

NOTE 8 - Fair Value of Financial Statements

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments.

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of Part II.

----------- --------------------- ----------------------------------------------
Exhibit No.  SEC Reference No.                   Title of Document
----------- --------------------- ----------------------------------------------
   2.1 Plan of Acquisition by which LSI Communications, Inc. shall acquire Warever, Inc.*
----------- --------------------- ----------------------------------------------
   2.2 Plan of Acquisition by which LSI Communications, Inc. shall acquire Coaching Institute, Inc.*
----------- --------------------- ----------------------------------------------
   3.1                            Articles of Incorporation of Connections
                                  Marketing Corp.*
----------- --------------------- ----------------------------------------------
   3.2 Articles of Amendment to the Articles of Incorporation of Connections Marketing Corp.*
----------- --------------------- ----------------------------------------------
   3.3                            Bylaws of Connections Marketing Corp.*
----------- --------------------- ----------------------------------------------
  10.1                            Promissory Note to Lona J. Hendricks
                                  ($100,000)*
----------- --------------------- ----------------------------------------------
  10.2                            Promissory Note to Lona J. Hendricks
                                  ($40,000)*
----------- --------------------- ----------------------------------------------
  10.3                            Promissory Note to Lona J. Hendricks
                                  ($50,000)*
----------- --------------------- ----------------------------------------------
  10.4                            Coaching and Strategic Agreement-8/25/99*
----------- --------------------- ----------------------------------------------
  10.5                            Coaching and Strategic Agreement-1/6/99*
----------- --------------------- ----------------------------------------------
  10.6                            Coaching and Strategic Agreement-6/5/99*
----------- --------------------- ----------------------------------------------
  10.7                            Standard Distribution Provisions--Columbia
                                  House Co., and Warever, Inc.*
----------- --------------------- ----------------------------------------------
  10.8                            License Agreement*
----------- --------------------- ----------------------------------------------
  21.1                            Subsidiaries of the Company*
----------- --------------------- ----------------------------------------------

  27.1                            Financial Data Schedule

----------- --------------------- ----------------------------------------------
* previously filed

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            REGISTRANT:

                                            By:  /s/ Craig Hendricks
                                            ----------------------------------
                                            Craig Hendricks
                                            Chief Executive Officer, President
                                            Date 5/31/00